UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended September 30, 2026 and Report on Review of Interim Financial Information
2.	3Q26 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 11, 2026
4.	Notice to Shareholders

2

Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2026 and Report on Review of Interim Financial Information

ultra

Ultrapar Participações S.A.

INTERIM FINANCIAL INFORMATION

September 30, 2026

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of September 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Assets
Current assets
Cash and cash equivalents	4.1	84,569	42,145	3,011,984	3,175,125
Financial investments	4.2	14,501	6,515	3,316,407	3,851,758
Derivative financial instruments	26.6	-	-	973,485	127,254
Trade receivables	5.1	-	-	4,823,384	3,703,954
Reseller financing	5.1	-	-	575,355	573,093
Inventories	6	-	-	5,853,447	4,244,164
Recoverable taxes	7.1	130,074	27,079	3,118,972	2,003,389
Energy trading futures contracts	26.8	-	-	318,685	371,241
Dividends receivable		144,004	-	1,352	923
Other receivables and other assets		114,755	107,552	334,935	294,068
Prepaid expenses		11,562	7,519	168,446	165,392
Contractual assets with customers - exclusivity rights	10	-	-	654,526	666,109
Total current assets		499,465	190,810	23,150,978	19,176,470

Non-current assets
Financial investments	4.2	2,267,690	1,411,213	2,723,981	2,381,597
Derivative financial instruments	26.6	-	-	616,505	773,063
Trade receivables	5.1	-	-	15,245	33,282
Reseller financing	5.1	-	-	662,678	800,927
Related parties	8	7,524	7,524	39,600	105,196
Deferred income tax and social contribution	9.1	93,879	164,441	704,142	1,007,291
Recoverable taxes	7.1	10,988	10,988	4,133,480	4,063,908
Energy trading futures contracts	26.8	-	-	854,180	724,121
Judicial deposits	18.1	15,647	14,375	525,964	471,609
Indemnification asset - business combination	18.3	-	-	91,775	92,524
Other receivables and other assets		3,806	1,743	166,630	185,726
Prepaid expenses		29,090	21,459	98,913	80,643
Contractual assets with customers - exclusivity rights	10	-	-	1,458,029	1,518,987
Investments in subsidiaries, joint ventures and associates	11	16,580,487	13,987,459	622,541	521,381
Right-of-use assets	12.1	3,699	5,619	1,940,215	1,928,694
Property, plant and equipment	13	61,090	63,323	12,085,660	12,167,097
Intangible assets	14	272,489	276,157	3,411,402	3,316,478
Total non-current assets		19,346,389	15,964,301	30,150,940	30,172,524
Total assets		19,845,854	16,155,111	53,301,918	49,348,994

5

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of September 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Liabilities
Current liabilities
Trade payables	16	35,992	27,779	4,625,262	4,643,344
Trade payables - supplier finance arrangements	-	-	-	-	3,785
Loans, financing and debentures	15	-	-	5,452,280	4,251,131
Derivative financial instruments	26.6	-	-	1,111,813	246,064
Salaries and related charges		55,009	47,379	635,263	576,674
Taxes payable		626	379	223,119	236,928
Energy trading futures contracts	26.8	-	-	230,907	303,455
Dividends payable		29,626	21,738	52,703	23,073
Income tax and social contribution payable		15,504	6,508	1,102,565	358,685
Post-employment benefits	17.1	220	-	31,898	19,067
Provision for contingencies	18.1	-	220	68,000	49,175
Leases payable	12.2	1,953	2,921	339,457	343,725
Financial liabilities of customers		-	-	24,012	63,445
Other payables		2,123	1,044	972,517	728,793
Total current liabilities		141,053	107,968	14,869,796	11,847,344

Non-current liabilities
Loans, financing and debentures	15	-	-	12,755,580	15,842,130
Derivative financial instruments	26.6	-	-	599,072	334,851
Energy trading futures contracts	26.8	-	-	425,045	431,418
Related parties	8	2,875	2,875	2,875	2,875
Deferred income tax and social contribution	9.1	-	-	698,925	637,897
Post-employment benefits	17.1	1,720	1,776	196,631	196,549
Provision for contingencies	18.1	126,534	131,923	497,624	485,439
Leases payable	12.2	2,587	3,706	1,410,540	1,395,908
Financial liabilities of customers		-	-	2,248	10,881
Subscription warrants - indemnification	19	97,118	53,911	97,118	53,911
Provision for loss on investment	11	58,101	130,897	903	76,059
Other payables		63,267	55,783	291,105	303,115

Total non-current liabilities		352,202	380,871	16,977,666	19,771,033

Equity
Share capital	20.1	7,987,100	7,987,100	7,987,100	7,987,100
Equity instrument granted	20.2	165,244	144,694	165,244	144,694
Capital reserve	20.4	622,586	617,009	622,586	617,009
Treasury shares	20.3	(940,504)	(822,526)	(940,504)	(822,526)
Revaluation reserve		3,453	3,476	3,453	3,476
Profit reserves		7,662,403	7,662,403	7,662,403	7,662,403
Retained earnings		3,962,945	-	3,962,945	-
Accumulated other comprehensive income		144,830	223,355	144,830	223,355
Acquisition of shares from shareholders	27.2	(255,458)	(149,239)	(255,458)	(149,239)
Equity attributable to:
Shareholders of Ultrapar		19,352,599	15,666,272	19,352,599	15,666,272
Non-controlling interests	11	-	-	2,101,857	2,064,345
Total equity		19,352,599	15,666,272	21,454,456	17,730,617
Total liabilities and equity		19,845,854	16,155,111	53,301,918	49,348,994

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries
Statements of income For the periods ended September 30, 2026 and 2025
(In thousands of Brazilian Reais, except earnings per share)

		Parent				Consolidated
	Note	07/01/2026 to 09/30/2026	01/01/2026 to 09/30/2026	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025	07/01/2026 to 09/30/2026	01/01/2026 to 09/30/2026	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025
Continuing operations
Net revenue from sales and services	21	-	-	-	-	44,431,525	122,704,342	37,033,855	104,418,160
Cost of products and services sold	22	-	-	-	-	(38,812,747)	(109,293,110)	(34,556,279)	(97,651,246)

Gross profit		-	-	-	-	5,618,778	13,411,232	2,477,576	6,766,914

Operating income (expenses)
Selling and marketing	22	-	-	-	-	(819,354)	(2,292,477)	(603,771)	(1,853,859)
General and administrative	22	(16,647)	(46,095)	(10,674)	(38,302)	(605,585)	(1,891,006)	(569,207)	(1,626,953)
Results from disposal of property, plant and equipment and intangible assets		6	53	5	7	(18,108)	(151,823)	13,304	34,005
Other operating income (expenses), net	22	3,333	3,353	1,460	51,761	(47,889)	(106,184)	123,507	487,060

Operating result before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income tax and social contribution		(13,308)	(42,689)	(9,209)	13,466	4,127,842	8,969,742	1,441,409	3,807,167
Share of profit (loss) of subsidiaries, joint ventures and associates	11	2,422,013	4,859,866	716,865	2,113,930	(30,881)	(70,331)	(8,061)	(115,726)
Amortization of fair value adjustments on associates acquisition	11	-	-	-	-	(403)	(1,208)	(403)	(1,208)
Gain on acquisition of control of associate	27.2	-	-	-	-	-	-	-	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates		2,422,013	4,859,866	716,865	2,113,930	(31,284)	(71,539)	(8,464)	(25,829)

Operating income before financial result and income tax and social contribution		2,408,705	4,817,177	707,656	2,127,396	4,096,558	8,898,203	1,432,945	3,781,338

Financial income	23	350,315	391,747	12,504	40,484	606,320	1,792,222	573,901	2,341,216
Financial expenses	23	(36,480)	(53,668)	(12,401)	(19,318)	(811,447)	(2,916,135)	(974,929)	(2,953,626)
Financial result, net	23	313,835	338,079	103	21,166	(205,127)	(1,123,913)	(401,028)	(612,410)
Income before income tax and social contribution		2,722,540	5,155,256	707,759	2,148,562	3,891,431	7,774,290	1,031,917	3,168,928

Income tax and social contribution
Current	9.2	(27,596)	(39,762)	(585)	(1,535)	(1,094,435)	(2,064,644)	(252,588)	(723,886)
Deferred	9.2	(74,441)	(70,562)	3,810	(3,700)	(99,581)	(420,835)	(4,824)	(135,431)
		(102,037)	(110,324)	3,225	(5,235)	(1,194,016)	(2,485,479)	(257,412)	(859,317)

Net income for the period from continuing operations		2,620,503	5,044,932	710,984	2,143,327	2,697,415	5,288,811	774,505	2,309,611

Discontinued operations
Net income (loss) from discontinued operations		-	-	(1,796)	(12,929)	-	-	(2,100)	(23,490)

Net income for the period		2,620,503	5,044,932	709,188	2,130,398	2,697,415	5,288,811	772,405	2,286,121
Income attributable to:
Shareholders of Ultrapar		2,620,503	5,044,932	709,188	2,130,398	2,620,503	5,044,932	709,188	2,130,398
Non-controlling interests in subsidiaries	11	-	-	-	-	76,912	243,879	63,217	155,723

Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	24	2.4591	4.7231	0.6543	1.9671	2.4591	4.7231	0.6543	1.9671
Diluted	24	2.4037	4.6176	0.6419	1.9321	2.4037	4.6176	0.6419	1.9321

Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	24	-	-	(0.0017)	(0.0119)	-	-	(0.0017)	(0.0119)
Diluted	24	-	-	(0.0016)	(0.0117)	-	-	(0.0016)	(0.0117)

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	2.4591	4.7231	0.6527	1.9552	2.4591	4.7231	0.6527	1.9552
Diluted	24	2.4037	4.6176	0.6403	1.9204	2.4037	4.6176	0.6403	1.9204

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income For the periods ended September 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	07/01/2026 to 09/30/2026	01/01/2026 to 09/30/2026	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025	07/01/2026 to 09/30/2026	01/01/2026 to 09/30/2026	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025
Net income for the period, attributable to shareholders of Ultrapar		2,620,503	5,044,932	709,188	2,130,398	2,620,503	5,044,932	709,188	2,130,398
Net income for the period, attributable to non-controlling interests in subsidiaries		-	-	-	-	76,912	243,879	63,217	155,723
Net income for the period		2,620,503	5,044,932	709,188	2,130,398	2,697,415	5,288,811	772,405	2,286,121

Items that may be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income tax and social contribution	-	(194)	(337)	13,860	(19,905)	(194)	(337)	18,531	(9,061)
Translation adjustments and hedge accounting effects, net of income tax and social contribution	-	2,047	(78,188)	(38,815)	(68,452)	2,843	(136,286)	(64,889)	(121,323)

Total comprehensive income for the period		2,622,356	4,966,407	684,233	2,042,041	2,700,064	5,152,188	726,047	2,155,737

Total comprehensive income for the period attributable to shareholders of Ultrapar		2,622,356	4,966,407	684,233	2,042,041	2,622,356	4,966,407	684,233	2,042,041
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		-	-	-	-	77,708	185,781	41,814	113,696

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity For the periods ended September 30, 2026 and 2025
(In thousands of Brazilian Reais, except dividends per share)

												Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2025		7,987,100	144,694	617,009	(822,526)	3,476	7,662,403	223,355	(149,239)	-	15,666,272	2,064,345	17,730,617

Net income for the period		-	-	-	-	-	-	-	-	5,044,932	5,044,932	243,879	5,288,811
Other comprehensive income		-	-	-	-	-	-	(78,525)	-	-	(78,525)	(58,098)	(136,623)
Total comprehensive income for the period		-	-	-	-	-	-	(78,525)	-	5,044,932	4,966,407	185,781	5,152,188

Equity instrument granted	8.4; 20.2	-	20,550	5,577	38,728	-	-	-	-	-	64,855	637	65,492
Purchase of treasury shares	20.3	-	-	-	(156,706)	-	-	-	-	-	(156,706)	-	(156,706)
Realization of revaluation reserve		-	-	-	-	(23)	-	-	-	23	-	-	-
Capital increase of non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	16,146	16,146
Transactions with shareholders	27.2	-	-	-	-	-	-	-	(106,219)	-	(106,219)	-	(106,219)
Variation in change of ownership interest of non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	(120,938)	(120,938)
Interim dividends (R$ 1.00 per share)	20.5	-	-	-	-	-	-	-	-	(1,085,945)	(1,085,945)	-	(1,085,945)
Dividends and interest on equity attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	(44,114)	(44,114)
Forfeited unclaimed dividends		-	-	-	-	-	-	-	-	3,935	3,935	-	3,935
Balance as of September 30, 2026		7,987,100	165,244	622,586	(940,504)	3,453	7,662,403	144,830	(255,458)	3,962,945	19,352,599	2,101,857	21,454,456

9

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity For the periods ended September 30, 2026 and 2025
(In thousands of Brazilian Reais, except dividends per share)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	-	-	15,158,718	664,726	15,823,444

Net income for the period		-	-	-	-	-	-	-	-	2,130,398	2,130,398	155,723	2,286,121
Other comprehensive income		-	-	-	-	-	-	(88,357)	-	-	(88,357)	(42,027)	(130,384)
Total comprehensive income for the period		-	-	-	-	-	-	(88,357)	-	2,130,398	2,042,041	113,696	2,155,737

Issuance of shares related to the subscription warrants - indemnification		-	-	7,863	-	-	-	-	-	-	7,863	-	7,863
Equity instrument granted	8.4; 20.2	-	21,523	(7,081)	36,428	-	-	-	-	-	50,870	(1,570)	49,300
Purchase of treasury shares		-	-	-	(266,942)	-	-	-	-	-	(266,942)	-	(266,942)
Capital increase with reserves		1,365,348	-	-	-	-	(1,365,348)	-	-	-	-	-	-
Capital increase of non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	12,154	12,154
Non-controlling interest in the equity of acquired subsidiary – Hidrovias		-	-	-	-	-	-	-	-	-	-	1,639,034	1,639,034
Variation in change of ownership interest of non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	(110,796)	(110,796)
Realization of capital reserve		-	-	4,449	-	-	-	-	-	-	4,449	-	4,449
Realization of revaluation reserve		-	-	-	-	(133)	-	-	-	133	-	-	-
Non-controlling interest in acquired subsidiary		-	-	-	-	-	-	-	-	-	-	15,691	15,691
Transactions with shareholders		-	-	-	-	-	-	-	(75,082)	(48)	(75,130)	-	(75,130)
Dividends and interest on equity attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	(54,092)	(54,092)
Interim dividends (R$ 0.30 per share)		-	-	-	-	-	-	-	-	(326,005)	(326,005)	-	(326,005)
Additional dividends		-	-	-	-	-	(208,121)	-	-	-	(208,121)	-	(208,121)
Balance as of September 30, 2025		7,987,100	129,776	617,279	(826,914)	3,499	6,621,752	125,855	(75,082)	1,804,478	16,387,743	2,278,843	18,666,586

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method For the periods ended September 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2026	09/30/2025	09/30/2026	09/30/2025
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period from continuing operations		5,044,932	2,143,327	5,288,811	2,309,611
Adjustments to reconcile net income to cash provided by (used in) operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(4,859,866)	(2,113,930)	71,539	116,934
Amortization of contractual assets with customers - exclusivity rights	10	-	-	427,708	339,336
Amortization of right-of-use assets	12	2,071	2,189	283,193	266,781
Depreciation and amortization	13; 14	9,879	11,198	1,040,967	883,638
Interest, monetary variations and foreign exchange variations		(360,607)	(46,479)	1,408,617	674,375
Current and deferred income tax and social contribution	9.2	110,324	5,235	2,485,479	859,317
Gain (loss) on disposal or write-off of assets		(53)	(7)	151,823	(44,694)
Equity instrument granted		35,611	11,718	65,492	21,523
Gain (loss) on the fair value of energy contracts		-	-	(158,793)	(24,694)
Provision for decarbonization - CBIO	22	-	-	158,116	307,123
Revaluation of investment in associates		-	-	-	(91,105)
Provisions (reversals) for tax, civil and labor risks		(7,715)	(53,034)	55,386	(57,584)
Other provisions and adjustments		(927)	(519)	90,364	16,898
		(26,351)	(40,302)	11,368,702	5,577,459
(Increase) decrease in assets
Trade receivables and reseller financing	5	-	-	(1,091,092)	(116,308)
Inventories	6	-	-	(1,607,278)	267,745
Recoverable taxes		13,449	11,339	(1,015,192)	(83,794)
Dividends received from subsidiaries, associates and joint ventures		515,930	1,635,828	2,045	11,187
Other assets		(22,007)	(6,783)	(77,616)	39,011

Increase (decrease) in liabilities
Trade payables	16	8,214	3,862	(18,401)	(1,254,598)
Salaries and related charges		7,630	(2,281)	58,903	17,458
Taxes payable		247	(281)	(12,227)	3,217
Income tax and social contribution payable		(21,055)	3,657	(1,026,376)	(732,602)
Other liabilities		54,511	55,055	307,934	12,371

Acquisition of CBIO and carbon credits	14	-	-	(179,980)	(323,409)
Payments of contractual assets with customers - exclusivity rights	10	-	-	(341,326)	(284,461)
Payment of contingencies		(2,409)	(10,026)	(41,894)	(20,199)
Income tax and social contribution paid		(9,712)	(263)	(294,386)	(69,008)

Net cash provided by continuing operating activities		518,447	1,649,805	6,031,816	3,044,069
Net cash provided by discontinued operating activities		-	-	-	26,833
Net cash provided by operating activities		518,447	1,649,805	6,031,816	3,070,902

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.2	(616,621)	(21,237)	545,650	648,099
Acquisition of property, plant and equipment and intangible assets	13; 14	(3,977)	(5,027)	(1,239,618)	(1,335,013)
Capital increase and decrease in subsidiaries, associates and joint ventures	11	1,377,991	(537,149)	(181,061)	-
Net cash from acquisition and disposal of investments		-	-	1,903	110,954
Acquisition of investments and other assets		-	-	(402,962)	(617,172)
Related parties		-	-	47,024	-
Cash acquired in business combination		-	-	-	1,172,234

Net cash provided (consumed) by continuing investing activities		757,393	(563,413)	(1,229,064)	(20,898)
Net cash consumed by discontinued investing activities		-	-	-	(21,728)
Net cash provided (consumed) by investing activities		757,393	(563,413)	(1,229,064)	(42,626)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	-	-	1,494,205	4,960,091
Repayments	15	-	-	(2,769,785)	(4,521,892)
Interest and derivatives paid		-	-	(1,926,196)	(1,261,965)
Lease payments
Principal and interest paid	12.2	(2,588)	(2,719)	(415,389)	(367,195)
Dividends paid		(1,074,122)	(811,566)	(1,096,494)	(898,536)
Payments of financial liabilities of customers		-	-	(53,401)	(97,899)
Capital increase (decrease) made by non-controlling shareholders		-	-	13,000	(12,300)
Related parties		-	(442)	-	(31,936)
Purchase of treasury shares	20.3	(156,706)	(266,942)	(156,706)	(266,942)

Net cash used in continuing financing activities		(1,233,416)	(1,081,669)	(4,910,766)	(2,498,574)
Net cash used in discontinued financing activities		-	-	-	(558)
Net cash used in financing activities		(1,233,416)	(1,081,669)	(4,910,766)	(2,499,132)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		-	-	(55,127)	(62,140)

Increase (decrease) in cash and cash equivalents - continuing operations		42,424	4,723	(163,141)	462,457
Increase (decrease) in cash and cash equivalents - discontinued operations		-	-	-	4,547

Cash and cash equivalents at the beginning of the period - continuing operations	4.1	42,145	4,186	3,175,125	2,071,593
Cash and cash equivalents at the beginning of the period - discontinued operations		-	-	-	11,313

Cash and cash equivalents at the end of the period - continuing operations	4.1	84,569	8,909	3,011,984	2,534,050
Cash and cash equivalents at the end of the period - discontinued operations		-	-	-	15,860

Non-cash transactions:
Addition to right-of-use assets and leases payable	12	-	-	321,589	279,718
Addition to contractual assets with customers - exclusivity rights	10	-	-	13,841	59,295
Capital increase in associates with loan		-	-	27,514	-
Acquisition of property, plant and equipment and intangible assets without cash effect		-	-	1,660	24,476

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of value added For the periods ended September 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Revenues
Gross revenue from sales and services, except rents and royalties	21	-	-	127,136,539	108,042,397
Rebates, discounts and returns	21	-	-	(1,089,718)	(765,919)
Allowance for expected credit losses	5	-	-	(103,789)	(18,794)
Amortization of contractual assets with customers - exclusivity rights	10; 21	-	-	(427,708)	(339,336)
Gain (loss) on disposal of assets and other operating income (expenses), net		3,406	51,768	(258,007)	521,065
		3,406	51,768	125,257,317	107,439,413
Materials purchased from third parties
Cost of products and services sold		-	-	(108,865,499)	(97,620,893)
Materials, energy, third-party services and others		177,107	175,782	(1,691,887)	(1,290,680)
Provision for assets losses		-	-	(1,531)	6,034
		177,107	175,782	(110,558,917)	(98,905,539)

Gross value added		180,513	227,550	14,698,400	8,533,874

Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.1; 13; 14	(11,950)	(13,387)	(1,324,160)	(1,150,419)
		(11,950)	(13,387)	(1,324,160)	(1,150,419)

Net value added produced by the Company		168,563	214,163	13,374,240	7,383,455

Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates		4,859,866	2,113,930	(71,539)	(25,829)
Rents and royalties	21	-	-	97,332	101,295
Financial income	23	391,747	40,484	1,792,222	2,341,216
		5,251,613	2,154,414	1,818,015	2,416,682

Value added from continuing operations available for distribution		5,420,176	2,368,577	15,192,255	9,800,137

Value added from discontinued operations available for distribution		-	(12,929)	-	(3,530)

Total value added available for distribution		5,420,176	2,355,648	15,192,255	9,796,607

Distribution of value added
Personnel and related charges
Salaries and wages		158,418	150,083	1,515,593	1,297,695
Benefits		26,212	21,227	414,878	380,693
Government Severance Indemnity Fund for Employees (FGTS)		4,419	6,327	85,308	80,154
Others		7,160	2,913	125,144	87,888
		196,209	180,550	2,140,923	1,846,430

Taxes, fees and contributions
Federal		121,200	21,464	4,016,378	2,118,661
State		-	-	594,788	393,250
Municipal		1,182	294	196,729	162,024
		122,382	21,758	4,807,895	2,673,935

Financial expenses and rents
Interest, foreign exchange variations and financial instruments		6,265	1,663	2,746,416	2,758,026
Rents		3,645	3,890	109,739	104,392
Others		46,743	17,389	98,471	107,743
		56,653	22,942	2,954,626	2,970,161

Remuneration of own capital
Interest on capital and dividends		1,085,945	-	1,130,059	380,097
Retained earnings		3,958,987	2,143,327	4,158,752	1,929,514
		5,044,932	2,143,327	5,288,811	2,309,611

Value added distributed from continuing operations		5,420,176	2,368,577	15,192,255	9,800,137

Value added distributed from discontinued operations		-	(12,929)	-	(3,530)

Value added distributed		5,420,176	2,355,648	15,192,255	9,796,607

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas distribution and other energies (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”), storage services for liquid bulk (“Ultracargo”) and logistics and waterway and multimodal infrastructure (“Hidrovias”). The information on segments is disclosed in Note 25.

This interim financial information was authorized for issuance by the Board of Directors on November 11, 2026.

1.1. Principles of consolidation and interest in subsidiaries

1.1.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary in which the Company loses control are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

13

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

1.1.2 Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			Interest % rounded
			09/30/2026		12/31/2025
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A (4)	Brazil	Ipiranga	60	40	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	55
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Ipiranga	-	100	-	100
Neodiesel Ltda.	Brazil	Ipiranga	-	100	-	100
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Neoagro Diesel S.A.	Brazil	Ipiranga	-	60	-	60
Mi TRR Transportadora Retalhista e Revendedora de Combustíveis S.A.	Brazil	Ipiranga	-	51	-	51
Petrovila Combustíveis S.A.	Brazil	Ipiranga	-	60	-	60
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.	United States	Ipiranga	-	100	-	100
Ipiranga Trading Middle East DMCC	United Arab Emirates	Ipiranga	-	100	-	100
Ipiranga Trading Europe S.A.	Switzerland	Ipiranga	-	100	-	100
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-
Ultragaz Energia Ltda. and subsidiaries (2)	Brazil	Ultragaz	-	-	-	100
Usina Solar Ultragaz Energia Ba Spe Ltda (3)	Brazil	Ultragaz	-	100	-	100
Usina Solar Ultragaz Energia Ba 2 Spe Ltda (3)	Brazil	Ultragaz	-	100	-	100
Usina Solar Ultragaz Energia Pe Spe Ltda (3)	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
Ultragaz Comercializadora de Energia Ltda.	Brazil	Ultragaz	-	52	-	52
Ultragaz Energia e Corretagem de Seguros Ltda.	Brazil	Ultragaz	-	100	-	100
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultra Logística Ltda.	Brazil	Hidrovias	100	-	100	-
Hidrovias do Brasil S.A.	Brazil	Hidrovias	-	65	-	59
Hidrovias do Brasil – Vila do Conde S.A.	Brazil	Hidrovias	-	100	-	100
Hidrovias do Brasil – Administração Portuária de Santos S.A.	Brazil	Hidrovias	-	100	-	100
Hidrovias Navegación Fluvial S.A.	Paraguay	Hidrovias	-	100	-	100
Hidrovias South America BV	Netherlands	Hidrovias	-	100	-	100
Hidrovias International Finance S.à.r.l.	Luxembourg	Hidrovias	-	100	-	100
Hidrovias del Sur S.A.	Uruguay	Hidrovias	-	100	-	100
Baloto S.A.	Uruguay	Hidrovias	-	100	-	100
Girocantex S.A.	Uruguay	Hidrovias	-	100	-	100
Hidrovias del Paraguay S.A.	Paraguay	Hidrovias	-	100	-	100
Pricolpar S.A.	Paraguay	Hidrovias	-	100	-	100
Cikelsol S.A.	Uruguay	Hidrovias	-	100	-	100
Resflir S.A.	Uruguay	Hidrovias	-	100	-	100
Ultracargo Logística S.A.	Brazil	Ultracargo	99	-	99	-
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-

14

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

(1)	Non-operating company in closing phase.
(2)	On June 1, 2026, the Company completed the disposal of the entire equity interest in Ultragaz Energia Ltda. and in Ultragaz Intermediação de Geração Distribuída de Energia Ltda. (“Stella”), resulting in the loss of control and discontinuance of consolidation of these companies as of that date.
(3)	Since May 1, 2026, these companies are directly controlled by Ultragaz S.A., due to the corporate reorganization carried out in the context of the disposal of the distributed generation businesses. However, the completion of the disposal is subject to the fulfillment of customary conditions precedent for this type of transaction. As a result, the related assets maintain the effects of impairment already recognized by the Company.
(4)	On July 1, 2026, the Company contributed 40% of the equity interest in Ultra Mobilidade S.A. to Eaí Clube Automobilista S.A., holding a 60% direct interest and a 40% indirect interest in Ultra Mobilidade S.A..

1.2. Main events that occurred in the period

1.2.1 Acquisition of interest in Virtu GNL

In January 2026, the Company completed the acquisition of a 43.75% (37.5% of the common shares and

50.0% of the preferred shares) interest in Virtu GNL Participações S.A. (“Virtu”), for the amount of R$ 104 million. Virtu operates in two business segments: (i) logistics of liquefied natural gas (LNG) for own use, and (ii) provision of LNG-powered logistics services.

With the completion of the transaction, the Company obtained joint control of Virtu, which is classified as a joint venture and accounted for using the equity method of the investee, accounted for using the equity method, in accordance with the applicable accounting policy.

Under these conditions, the investment was initially recognized at fair value on the acquisition date and subsequently adjusted for the Company's share of the investee's profit (loss) and other comprehensive income, when applicable.

1.2.2 Share buyback program

On June 17, 2026, the Board of Directors approved the Buyback Program of Ultrapar’s Shares (“Program”).

The Program is limited to the acquisition of a maximum of 18,000,000 common shares and will last for up to 12 (twelve) months, starting from June 18, 2026.  For further information, see Note 20.3.

15

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("interim financial information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (“CVM”). This interim financial information should be read in conjunction with the individual and consolidated financial statements for the year ended December 31, 2025.

The interim financial information was prepared and is presented:

a.	using consistent accounting policies and practices for Ultrapar and in its subsidiaries in all the years presented in these financial statements.
b.	in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency, unless otherwise stated. The functional currency of Hidrovias’ subsidiaries in Uruguay, Paraguay, the Netherlands and Luxembourg is the U.S. dollar. The effects of translating the functional currency of foreign subsidiaries to Real are accounted for in equity as “Other comprehensive income”.
The financial information of foreign subsidiaries (Paraguay, Uruguay, Luxembourg and the Netherlands) is presented in Reais, translating the functional currency to the presentation currency, according to the following procedures:

• Assets and liabilities were translated using the closing rate at the reporting date;
• Equity was translated at historical cost; and
• Income and expenses were translated using the average monthly rate.

c.	disclosing all relevant information specific to the interim financial information, and only such information, which corresponds to that used by management, which has been disclosed and corresponds to that used by the Company’s and its subsidiaries’ Management.
d.	according to Management’s judgments, estimates, and assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets, and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.
e.	based on the historical cost, except for the following material items recognized in the statements of financial position:

(i)	Financial investments measured at fair value;
(ii)	derivative and non-derivative financial instruments measured at fair value;
(iii)	loans and financing measured at fair value;
(iv)	energy trading futures contracts measured at fair value;
(v)	share-based payments and employee benefits measured at fair value; and
(vi)	deemed cost of property, plant and equipment.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  3. New accounting policies and changes in accounting policies

  The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and the Brazilian Accounting Pronouncements Committee (“CPC”).

  3.1. New accounting policies and changes in accounting policies

  3.1.1 Current accounting policies

  The following amendments to standards and guidance issued by the IASB and CPC effective on or after January 1, 2026 were evaluated and do not change the accounting practice adopted by the Company:

  •   IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

  3.1.2 Accounting policies applicable to future events

  The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards Board - IASB were not adopted since they are not effective or are not applicable to the Company’s context in the period ended September 30, 2026. The Company and its subsidiaries plan to adopt these new standards, amendments, and interpretations, subject to their applicability.

  •   IFRS 18/ CPC 51 – Presentation and Disclosure in Financial Statements

  •   IFRS 19 – Subsidiaries without Public Accountability

  •   Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency

  •   IFRS 20 – Regulatory Assets and Regulatory Liabilities, applicable to entities subject to tariff regulation, including the electric energy and gas sectors.

  4. Cash and cash equivalents and financial investments

  Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions and financial investments composed of a fixed-income component indexed to the DI rate and a variable component represented by financial instruments whose characteristics meet the offsetting criteria set forth in CPC 39 / IAS 32, resulting in the presentation of a net financial asset, and; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  4.1. Cash and cash equivalents

	Parent		Consolidated
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Cash and banks
In local currency	3,469	289	575,941	432,604
In foreign currency	-	-	143,175	409,691
Financial investments considered cash equivalents
Securities and funds
In local currency	81,100	41,856	1,815,998	1,622,908
In foreign currency	-	-	476,870	709,922
Total cash and cash equivalents	84,569	42,145	3,011,984	3,175,125

  4.2. Financial investments

	Parent		Consolidated
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Financial investments
Securities and funds
In local currency (a)	2,282,191	1,417,728	2,941,137	3,311,585
In foreign currency (b)	-	-	3,099,251	2,921,770
Total financial investments	2,282,191	1,417,728	6,040,388	6,233,355
Current	14,501	6,515	3,316,407	3,851,758
Non-current	2,267,690	1,411,213	2,723,981	2,381,597

a)	As of September 30, 2026, the Parent Company’s balance refers to (i) commercial notes in the amount of R$ 314,500 (R$ 306,009 as of December 31, 2025) and (ii) financial instruments subject to offsetting arrangements with the same counterparty, presented net of the financial asset measured at fair value in the amount of R$ 169,877 ((R$ 93,500) as of December 31, 2025). On a consolidated basis, the balance comprises (i) financial bills and floating-rate government securities in the amount of R$ 1,797,769 (R$ 1,433,475 as of December 31, 2025) and (ii) the remaining balance substantially corresponding to financial instruments subject to offsetting arrangements with the same counterparty, net of the financial asset measured at fair value in the amount of R$ 169,877 ((R$ 174,643) as of December 31, 2025).
b)	Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  5. Trade receivables and reseller financing (Consolidated)

  5.1. Trade receivables and reseller financing

Trade receivables	09/30/2026	12/31/2025
Domestic customers	5,086,428	3,946,459
Domestic customers - related parties (see Note 8.2)	6,485	6,449
Foreign customers	153,835	133,961
Foreign customers - related parties (see Note 8.2)	1,296	2,839
	5,248,044	4,089,708

(-) Allowance for expected credit losses	(409,415)	(352,472)
Total - trade receivables	4,838,629	3,737,236

Current	4,823,384	3,703,954
Non-current	15,245	33,282

Reseller financing	09/30/2026	12/31/2025
Reseller financing	1,419,232	1,508,373
(-) Allowance for expected credit losses	(181,199)	(134,353)
Total – reseller financing	1,238,033	1,374,020
Current	575,355	573,093
Non-current	662,678	800,927

a)	As of September 30, 2026, the balance includes R$ 660,695 arising from the participation in subsidiary Oil Trading Importadora e Exportadora Ltda. to the federal economic subsidy program for the sale of fuels. The subsidy is recognized when there is reasonable assurance that the conditions established in the applicable regulation will be complied with and that the amounts will be received, all of which have been fully met. In nine-month period ended, credits related to such subsidy in the amount of R$ 938,939 were recognized as a reduction of cost of products and services sold.

  5.2. Allowance for expected credit losses – trade receivables and reseller financing

  Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2025	352,472	134,353	486,825
Additions	135,164	99,325	234,489
Reversals	(42,176)	(2,726)	(44,902)
Write-offs	(36,045)	(49,753)	(85,798)
Balance as of September 30, 2026	409,415	181,199	590,614

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	09/30/2026			12/31/2025
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.46%	5,258,577	24,063	0.51%	4,492,797	23,081
Less than 30 days	3.18%	130,233	4,140	1.57%	132,614	2,082
31-60 days	16.66%	96,721	16,113	8.06%	33,539	2,702
61-90 days	15.29%	82,372	12,594	13.17%	25,671	3,380
91-180 days	21.03%	169,405	35,631	21.73%	71,225	15,480
More than 180 days	53.56%	929,968	498,073	52.25%	842,235	440,100
		6,667,276	590,614		5,598,081	486,825

  6. Inventories (Consolidated)

	09/30/2026	12/31/2025
Fuels, lubricants and greases	4,675,307	3,395,951
Raw materials	485,437	313,445
Purchase for future delivery (1)	216,239	102,985
Consumable materials and other items for resale	325,462	292,054
Liquefied petroleum gas - LPG	132,097	120,537
Properties for resale	18,905	19,192
	5,853,447	4,244,164

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

  Movements in the provision for inventory losses are as follows:

09/30/2026
Opening balance	12,401
Addition to provision for obsolescence and other losses	1,536
Reversal of provision for net realizable value	(5)
Closing balance	13,932

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  7. Recoverable taxes (Consolidated)

  7.1. Recoverable taxes

  Recoverable taxes are substantially represented by credit balances of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”), Social Integration Program (“PIS”), Corporate Income Tax (IRPJ), and Social Contribution on Net Income (CSLL).

	09/30/2026	12/31/2025

ICMS (7.1.1)	1,561,272	1,394,916
PIS and COFINS (7.1.2)	4,703,114	3,863,682
IRPJ and CSLL (7.1.3)	817,162	664,056
Others	170,904	144,643
Total	7,252,452	6,067,297
Current	3,118,972	2,003,389
Non-current	4,133,480	4,063,908

  7.1.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

  Tax credits arise mainly from: (a) purchases and sales of products subject to ICMS under the regular regime; (b) interstate shipments of oil-related products for which ICMS was paid in advance by the supplier (Petrobras); and (c) refund claims for ICMS-ST overpaid when the presumed tax base exceeds the actual transaction amount.

  The amounts of recoverable ICMS are realized through the Company’s own operations subject to taxes, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

  7.1.2 The recoverable PIS and COFINS are substantially related to:

  ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision (Theme 69) regarding the exclusion of ICMS from the PIS and COFINS calculation basis. The Company, through its subsidiaries, has credits in the amount of R$ 2,096,130 (R$ 2,039,260 as of December 31, 2025).

  Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

  The Company, through its subsidiaries, has credits in the amount of R$ 1,764,799 (R$ 814,319 as of December 31, 2025) under LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated periodically considering the estimated future results. As a result of this revaluation, in the period ended September 30, 2026, the Company recognized additional credits of R$ 1,548,804 under cost of products and services sold.

  7.1.3. Recoverable income tax and social contribution

  Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the refunds of taxes unduly paid. Management estimates the realization of these credits within up to 5 years.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  8. Related parties

  8.1. Parent

	Assets		Liabilities
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	-	-	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	57,563	55,930	-	408
Cia Ultragaz S.A.	31,723	30,399	455	-
Ultracargo Logística S.A.	322,259	315,348	-	240
Eaí Clube Automobilista S.A.	-	912	-	87
Hidrovias do Brasil S.A.	7,609	5,118	909	388
am/pm Comestíveis Ltda.	3,002	3,901	61	421
Iconic Lubrificantes S.A.	-	-	-	-
Imaven Imóveis Ltda.	99	-	129	-
Others	2,763	1,822	351	-
Total	425,018	413,430	4,780	4,419

Other receivables/payables	102,994	97,914	1,811	1,433
Trade payables	-	-	94	111
Related parties	7,524	7,524	2,875	2,875
Financial investments (1)	314,500	307,992	-	-

(1)	Refers to funds invested in subsidiary Ultracargo Logística S.A., bearing interest at 106% of the CDI. The investment provides for the semiannual interest payments of interest on a semiannual basis, with full repayment of the principal at maturity on October 25, 2027.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  8.2. Consolidated

  Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	09/30/2025
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	-	2	178	11,156	(12,133)	(490,264)
Latitude Logística Portuária S.A.	5,480	4620,	85	49	-	-
Navegantes Logística Portuária S.A.	22,632	90,850	-	-	-	-
Nordeste Logistica II S.A.	9,971	8,686	29	44	-	-
Others	2,333	4,281	2,902	3,924	313	315

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	5,668	2,847	24,335	34,460	(75,272)	(195,548)
Chevron Products Company (1)	-	-	320,433	188,578	(324,576)	(482,447)
Others	1,326	3,218	-	1,726	4,305	1,124

Total	47,410	114,504	347,962	239,937	(407,363)	(1,166,820)

Trade receivables (Note 5)	7,781	9,288	-	-	-	-
Other receivables	29	20	-	-	-	-
Trade payables (Note 16)	-	-	345,087	237,062	-	-
Related parties	39,600	105,196	2,875	2,875	-	-
Sales and services provided	-	-	-	-	13,997	35,320
Purchases	-	-	-	-	(421,360)	(1,202,140)

(1)	Non-controlling shareholders and other related parties of Iconic.

  Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  8.3. Key executives

  The Ultrapar’s compensation policy and practices are designed to align short and long-term goals with shareholders’ interest and with the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

  The expenses for compensation of its key executives (members of the Board of Directors and executive officers) are shown below:

	09/30/2026	09/30/2025
Short-term compensation	31,722	31,465
Share-based compensation	61,995	55,400
Post-employment benefit	1,227	2,447
Total	94,944	89,312

  8.4. Stock plan (Consolidated)

  The financial statements for the year ended December 31, 2025 (Note 8) disclose the features and measurement criteria of each plan (2017 Plan and 2023 Plan) offered by the Company, which remained unchanged during the nine-month period ended September 30, 2026. In the interim financial information for the period ended September 30, 2026 of subsidiary Hidrovias, Note 7.4 discloses the features and measurement criteria of the 1st long-term share-based incentive plan (“2025 Plan”), approved by Hidrovias’ Board of Directors on June 23, 2025, with the first grant awarded on July 1, 2025.

  The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan (Ultrapar), and the 2025 Plan (Hidrovias):

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Company	Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Ultrapar	Restricted	September 16, 2020	140,000	2026	23.03	5,464	(5,464)	‐
Ultrapar	Restricted	September 22, 2021	920,000	2027	14.17	22,189	(18,491)	3,698
Ultrapar	Restricted	September 21, 2022	2,540,000	2032	12.98	61,501	(24,600)	36,901
Ultrapar	Restricted	December 7, 2022	1,500,000	2032	13.47	37,707	(14,140)	23,567
Ultrapar	Restricted	April 20, 2023	6,277	2026	14.50	256	(256)	‐
Ultrapar	Performance	April 20, 2023	6,277	2026	14.50	170	(170)	‐
Ultrapar	Restricted	September 20, 2023	3,700,000	2033	18.75	129,276	(38,783)	90,493
Ultrapar	Restricted	April 17, 2024	3,393,180	2027 to 2029	26.94	172,497	(97,843)	74,654
Ultrapar	Restricted	June 19, 2024	60,683	2027	21.47	2,431	(1,824)	607
Ultrapar	Restricted	October 1, 2024	1,295,000	2034	23.10	55,741	(10,684)	45,057
Ultrapar	Restricted	April 3, 2025	4,513,002	2027 to 2030	17.78	149,813	(56,860)	92,953
Ultrapar	Restricted	November 13, 2025	750,000	2035	22.84	32,430	(2,703)	29,727
Ultrapar	Restricted	March 27, 2026	1,064,639	2036	28.54	50,292	(2,515)	47,777
Ultrapar	Restricted	April 24, 2026	1,831,492	2029	28.94	99,255	(13,785)	85,470
Ultrapar	Restricted	June 22, 2026	148,207	2028	25.10	6,963	(908)	6,055
Ultrapar	Restricted	September 23, 2026	400,000	2036	39.74	30,038	‐	30,038
			22,268,757			856,023	(289,026)	566,997

Hidrovias	Restricted	July 1, 2025	747,438	2028	3.55	2,841	(1,239)	1,602
Hidrovias	Restricted	April 13, 2026	754,262	2028	4.06	4,189	(834)	3,355
Hidrovias	Restricted	May 4, 2026	2,785,123	2029 to 2030	3.34	12,726	(1,572)	11,154
			4,286,823			19,756	(3,645)	16,111

	09/30/2026
	Ultrapar	Hidrovias
Number of shares as of December 31, 2025	21,352,545	1,244,523
Shares granted during the period	3,444,338	3,539,385
Cancellation of granted shares due to termination of executive employment	(61,768)	(497,085)
Shares transferred (vesting)	(2,466,358)	-
Number of shares as of September 30, 2026	22,268,757	4,286,823

  The Company there are no shares whose vesting period has elapsed and that have not yet been transferred of the ownership of the shares. For the nine-month period ended September 30, 2026, an expense in the amount of R$ 109,612 was recognized in relation to the Plans (R$ 103,187 for the period ended September 30, 2025).

  For all Ultrapar’s plans, settlements are made only with the delivery of treasury shares.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  9. Income tax and social contribution

  9.1. Deferred income tax and social contribution

	Parent		Consolidated
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Assets - Deferred income tax and social contribution on:
Provision for losses with assets	-	-	70,215	43,763
Provisions for tax, civil and labor risks	43,022	44,928	160,530	149,635
Provision for post-employment benefits	660	604	78,088	73,698
Provision for differences between cash and accrual basis (i)	-	32,910	48,458	89,166
Goodwill on investments	-	-	27,752	32,747
Provision for asset retirement obligation	-	-	8,935	12,593
Operating provisions	8,762	4,841	72,403	61,311
Provision for profit sharing and bonus	10,795	9,002	85,713	97,240
Leases payable	1,544	2,253	557,928	583,232
Acquisition of shares from shareholders	-	-	136,847	82,128
Other temporary differences	58,302	36,358	190,752	194,698
Tax losses and negative basis for social contribution carryforwards	52,283	43,188	238,415	529,868
Total	175,368	174,084	1,676,036	1,950,079
Offsetting liability balance	(81,489)	(9,643)	(971,894)	(942,788)
Net balances presented in assets	93,879	164,441	704,142	1,007,291

Liabilities - Deferred income tax and social contribution on:	-	-	-	-
Leases payable	1,239	1,891	453,316	484,879
Provision for differences between cash and accrual basis (i)	74,627	-	441,595	268,466
Goodwill on investments	-	-	28,852	28,480
Business combination - fair value of assets	-	-	540,356	573,793
Provision for indemnification	-	-	88,079	88,854
Other temporary differences	5,623	7,752	118,621	136,213
Total	81,489	9,643	1,670,819	1,580.685
Offsetting asset balance	(81,489)	(9,643)	(971,894)	(942,788)
Net balances presented in liabilities	-	-	698,925	637,897

(i)	In the consolidated refers mainly to the income tax and social contribution on foreign exchange variation of the derivative instruments.

  Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2025	164,441	369,394
Deferred IRPJ and CSLL recognized in profit (loss) for the period	(70,562)	(420,835)
Deferred IRPJ and CSLL recognized in equity	-	55,456
Others (1)	-	1,202
Balance as of September 30, 2026	93,879	5,217

(1)	Refers to deferred IRPJ and CSLL recorded in assets and liabilities of Ultragaz Energia Ltda.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  9.2. Reconciliation of income tax and social contribution on profit or loss

  IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Income before taxes	5,155,256	2,148,562	7,774,290	3,168,928
Statutory tax rates - %	34	34	34	34
Income tax and social contribution at the statutory tax rates	(1,752,787)	(730,511)	(2,643,259)	(1,077,436)
Adjustment to the statutory income tax and social contribution:
Nondeductible expenses	(2,553)	(1,814)	(23,389)	(29,770)
Nontaxable revenues (i)	1,325	472	54,037	194,321
Adjustment to estimated income	-	-	4,877	12,359
Unrecorded deferred income tax and social contribution loss carryforwards	-	-	(119,874)	(127,356)
Share of profit (loss) of subsidiaries, joint ventures and associates	1,652,354	718,736	(24,323)	(8,782)
Interest on equity	-	-	8,783	8,975
Difference of rate in the measurement of taxes (ii)	-	-	88,375	45,783
Other adjustments	(8,663)	7,882	24,702	68,859
Income tax and social contribution before tax incentives	(110,324)	(5,235)	(2,630,071)	(913,047)
Tax incentives – SUDENE (iii)	-	-	144,592	53,730
Income tax and social contribution in the statement of income	(110,324)	(5,235)	(2,485,479)	(859,317)
Current	(39,762)	(1,535)	(2,064,644)	(723,886)
Deferred	(70,562)	(3,700)	(420,835)	(135,431)
Effective IRPJ and CSLL rates - %	2.1	0.2	32.0	27.1

(i)	Consist of gains and income not taxable under the applicable tax legislation and amounts related to non-taxation of the income tax and social contribution on the monetary variation (SELIC).
(ii)	Refers to differences in applicable tax rates in the countries where the Company’s subsidiaries operate.
(iii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

  9.3. Tax losses and negative basis for social contribution carryforwards

  As of September 30, 2026, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax period, and do not expire.

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  Deferred tax assets recognized on income tax loss carryforwards are as follows:

	09/30/2026	12/31/2025
Oil Trading	62,526	68,920
Ultrapar	52,283	43,188
Ipiranga	3,512	300,409
Ultracargo Soluções Logística	46,115	42,808
Hidrovias do Brasil S.A.	29,149	29,149
Hidrovias do Brasil – Vila do Conde	15,019	16,970
Others	29,811	28,424
	238,415	529,868

  The balances which are not constituted of deferred taxes related to income tax loss carryforwards for which no deferred tax assets were recognized are as follows:

	09/30/2026	12/31/2025
Neogás	48,250	45,143
Integra Frotas	39,543	33,730
Stella (1)	-	33,073
Millennium	15,076	14,440
Abastece aí	156,589	156,570
Hidrovias do Brasil S.A.	235,541	139,914
Hidrovias do Brasil – Administração Portuária de Santos	44,071	40,005
Others	7,408	9,897
	546,478	472,772

(1)	On June 1, 2026, the Company completed the disposal of its entire equity interest in Stella. For further information, see Note 1.1.2.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  10. Contractual assets with customers - exclusivity rights (Consolidated)

  Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

  Changes are shown below:

09/30/2026
Opening balance	2,185,096
Additions	355,167
Amortization	(427,708)
Closing balance	2,112,555

Current	654,526
Non-current	1,458,029

  11. Investments in subsidiaries, joint ventures and associates

  The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				09/30/2026	12/31/2025	09/30/2026	09/30/2025
Subsidiaries
Ultra Logística Ltda.	2,325,151	62,486	100.00	2,325,151	2,166,745	62,486	26,885
Ultrapar International S.A.	(58,101)	(7)	100.00	(58,101)	(58,094)	(7)	13,457
Ultracargo Logística S.A.	1,304,610	73,381	99.92	1,303,553	1,224,232	73,321	168,280
Companhia Ultragaz S.A.	1,192,901	506,739	99.99	1,192,725	1,130,862	506,665	485,497
UVC Investimentos Ltda.	167,547	(29,239)	100.00	167,547	90,366	(29,239)	(4,361)
Imaven Imóveis Ltda.	113,090	(269)	100.00	113,090	89,645	(269)	1,719
Ultra Mobilidade S.A. (i) (*)	11,321,478	4,295,710	60.00	6,764,953	9,276,372	3,414,626	1,459,084
EAI Clube Automobilista S.A.	4,673,957	882,186	100.00	4,673,957	5,238	882,186	-
Joint ventures
Química da Bahia Indústria e Comércio S.A.	8,188	190	50.00	4,094	3,999	95	6
Refinaria de Petróleo Riograndense S.A.	106,876	(150,878)	33.14	35,417	(72,803)	(49,998)	(36,637)

Total (A)				16,522,386	13,856,562	4,859,866	2,113,930
Total provision for loss on investment (B)				(58,101)	(130,897)
Total investments (A-B)				16,580,487	13,987,459

(i)	As a result of the corporate reorganization, until June 2026 Ultra Mobilidade was a wholly-owned subsidiary of Ultrapar Participações. Starting in July 2026, its ownership structure became 60% held by Ultrapar Participações and 40% by EAI Clube.
(*)	Amounts adjusted for unrealized profits in equity and income for the period.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				09/30/2026	12/31/2025	09/30/2026	09/30/2025
Joint ventures
União Vopak – Armazéns Gerais Ltda.	(178)	671	50.00	(89)	(425)	336	(528)
Refinaria de Petróleo Riograndense S.A.	106,876	(150,878)	33.14	35,417	(72,803)	(49,998)	(36,637)
Latitude Logística Portuária S.A.	(556)	(8,180)	50.00	(278)	3,813	(4,090)	(3,323)
Navegantes Logística Portuária S.A.	41,824	(33,575)	33.33	13,941	(2,381)	(11,192)	(8,856)
Nordeste Logística I S.A.	13,761	4,307	33.33	4,587	3,151	1,436	(2,961)
Nordeste Logística II S.A.	50,984	(2,541)	33.33	16,995	17,842	(847)	(418)
Nordeste Logística III S.A.	55,115	720	33.33	18,372	18,184	240	(548)
Química da Bahia Indústria e Comércio S.A.	8,188	190	50.00	4,094	3,999	95	6
Terminal de Combustíveis Paulínia S.A. ("Opla")	169,123	1,028	50.00	84,562	84,047	514	3,008
Limday S.A.	37,876	12,708	44.55	16,874	13,662	5,661	2,116
Obrinel S.A.	221,657	27,405	49.00	108,612	100,847	13,428	27,778
Baden S.A.	17,258	(1,418)	50.00	8,629	9,912	(709)	(557)
Virtu GNL Participações S.A.	123,749	(59,667)	43.75	54,140	-	(26,105)	-
Other investments	-	-	-	456	436	-	-
Associates
Hidrovias do Brasil S.A.	-	-	44.51	-	-	-	(96,480)
Transportadora Sulbrasileira de Gás S.A.	14989	3359	25.00	3747	3640	840	1659
Metalúrgica Plus S.A.	(1,608)	(258)	33.33	(536)	(450)	(86)	(73)
Plenogás Distribuidora de Gás S.A.	2,171	438	33.33	724	452	146	88
Other investments	-	-	-	29	37	-	-

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	-	-	-	117,306	117,306	-	-
Limday S.A.	-	-	-	6,958	7,390	-	-
Virtu GNL Participações S.A.	-	-	-	45,785	-	-	-

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	-	-	-	36,017	37,225	(1,208)	(1,208)
Concession Agreement - Baloto	-	-	-	3,859	4,163	-	-

Advances for investments
Advances for investments - Pão de Açúcar Group stations (i)	-	-	-	41,437	59,403	-	-
Advances for investments - Virtu GNL (ii)	-	-	-	-	30,000	-	-
Advances for investments - Blustone	-	-	-	-	5,872	-	-

Total (A)				621,638	445,322	(71,539)	(116,934)
Total provision for loss on investment (B)				(903)	(76,059)
Total investments (A-B)				622,541	521,381

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

(i)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millennium Ltda.
(ii)	The amount refers to the advance for the acquisition of a 43.75% interest in Virtu GNL Participações S.A by subsidiary UVC Investimentos Ltda.

  The financial position and income of subsidiaries with material non-controlling interests are shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period
	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	09/30/2025
Subsidiaries	%	%
Hidrovias do Brasil S.A. (i)	35%	41%	1,232,893	1,390,560	20,528	25,228
Iconic Lubrificantes S.A. (i)	44%	44%	508,760	407,379	125,534	95,320
Ultragaz Comercializadora de Energia Ltda. (i)	48%	48%	208,504	148,927	72,618	26,922
Other investments	-	-	151,700	117,479	25,199	8,253
			2,101,857	2,064,345	243,879	155,723

(i)	Considers the effects of allocation of fair value adjustments related to non-controlling interests.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

  Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Other investments	Total
Balance as of December 31, 2025 (i)	13,925,366	(68,804)	13,856,562	342,205	3,679	95,275	4,163	445,322
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	4,909,769	(49,903)	4,859,866	(71,231)	900	-	-	(70,331)
Amortization of fair value adjustments	-	-	-	(1,208)	-	-	(304)	(1,512)
Dividends	(659,934)	-	(659,934)	(1,742)	(732)	-	-	(2,474)
Equity instrument granted (ii)	29,058	-	29,058	-	-	-	-	-
Accumulated other comprehensive income	(78,925)	400	(78,525)	400	-	-	-	400
Translation adjustments of foreign subsidiaries	-	-	-	(7,429)	-	-	-	(7,429)
Advances for future capital increase, capital contribution and capital reduction	(1,537,178)	159,187	(1,377,991)	208,575	-	-	-	208,575
Acquisition of shares from shareholders	(106,219)	-	(106,219)	-	-	-	-	-
Advances for investments - GPA stations	-	-	-	-	-	(17,966)	-	(17,966)
Advances for investments - Virtu GNL	-	-	-	-	-	(30,000)	-	(30,000)
Advances for investments - Blustone	-	-	-	-	-	(5,872)	-	(5,872)
Acquisition of shares	-	-	-	104,155	-	-	-	104,155
Other movements	938	(1,369)	(431)	(1,347)	117	-	-	(1,230)
Balance as of September 30, 2026 (i)	16,482,875	39,511	16,522,386	572,378	3,964	41,437	3,859	621,638

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for loss on investment.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultra Mobilidade, Companhia Ultragaz, Ultracargo Logística and Ultra Logística.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: vehicles; (iii) Ultracargo: port areas; (iv) Hidrovias: port areas and vessels and (v) Company: offices.

12.1. Right-of-use assets

	Residual average useful life (years)	Balance as of 12/31/2025	Additions and remeasurement	Write-offs of contracts (ii)	Transfers (i)	Translation adjustment	Amortization	Balance as of 09/30/2026
Cost:
Real estate	5	1,507,508	140,670	(116,934)	(38,656)	(535)	-	1,492,053
Port areas	18	1,124,903	29,163	(4,021)	38,656	-	-	1,188,701
Vehicles	2	419,483	145,024	(86,696)	(467)	(120)	-	477,224
Equipment	1	57,476	5,928	(12,295)	467	-	-	51,576
Vessels	9	81,803	546	(8,891)	-	(2,491)	-	70,967
Others	5	53,259	258	(535)	-	-	-	52,982
		3,244,432	321,589	(229,372)	-	(3,146)	-	3,333,503
Accumulated amortization:
Real estate	-	(726,187)	-	105,855	4,395	200	(129,930)	(745,667)
Port areas	-	(267,656)	-	4,021	(7,089)	-	(39,747)	(310,471)
Vehicles	-	(208,558)	-	76,292	(2,573)	40	(83,625)	(218,424)
Equipment	-	(33,275)	-	12,295	2,573	-	(16,392)	(34,799)
Vessels	-	(49,551)	-	8,512	-	1,902	(10,541)	(49,678)
Others	-	(30,511)	-	535	(1,315)	-	(2,958)	(34,249)
		(1,315,738)	-	207,510	(4,009)	2,142	(283,193)	(1,393,288)
Right-of-use assets		1,928,694	321,589	(21,862)	(4,009)	(1,004)	(283,193)	1,940,215

(i)	Refers to transfer of R$ 4,009 from intangible assets.
(ii)	Includes the effect from the disposal of assets in the amount of R$ 2,031, for further information see note 1.1.2.

12.2. Leases payable

The changes in leases payable are shown below:

09/30/2026
Opening balance	1,739,633
Interest accrued	128,992
Payments of leases and interest	(415,389)
Additions and remeasurement	321,589
Write-offs	(22,819)
Monetary variations and foreign exchange variations	(2,009)
Closing balance	1,749,997

Current	339,457
Non-current	1,410,540

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The undiscounted future cash outflows are presented below:

	09/30/2026	12/31/2025
Up to 1 year	478,770	483,696
1 to 2 years	353,033	339,415
2 to 3 years	270,354	265,036
3 to 4 years	209,432	220,813
4 to 5 years	167,694	172,465
More than 5 years	1,253,704	1,246,359
Total	2,732,987	2,727,784

The contracts of leases payable are substantially indexed by the IGP-M.

In compliance with the CVM’s requirement under Official Letter SNC/SEP 02/2019, the potential right to PIS/COFINS recoverable embedded in the lease consideration, calculated based on the 9.25% rate in accordance with Brazilian tax legislation, amounted to R$ 252,801 in nominal cash flow, and R$ 161,875 in present value cash flow for the period ended September 30, 2026.

12.2.1. Discount rates

The weighted average nominal discount rates for the Company's lease agreements for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	12.46%
From 6 to 10 years	11.35%
From 11 to 15 years	10.94%
More than 15 years	9.57%

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

13. Property, plant and equipment (Consolidated)

	Residual average useful life (years)	Balance as of 12/31/2025	Additions	Depreciation	Transfers (i)	Write-offs (iii)	Translation adjustment	Opening balance – acquisition of subsidiaries (ii)	Balance as of 09/30/2026
Cost:
Land	-	801,434	709	-	948	(1,578)	-	2,608	804,121
Buildings	18	2,600,830	18,381	-	154,327	(17,701)	-	2,824	2,758,661
Leasehold improvements	9	1,719,673	27,252	-	89,978	(140,789)	(5,225)	4,822	1,695,711
Machinery and equipment	8	4,992,933	131,771	-	370,977	(75,615)	(3,380)	4,353	5,421,039
Automotive fuel/lubricant distribution equipment and facilities	8	3,332,723	34,899	-	149,659	(551,841)	-	754	2,966,194
Push boats, barges, ships	13	4,115,886	9,354	-	74,746	(1,710)	(160,113)	-	4,038,163
LPG tanks and bottles	3	1,165,746	77,501	-	(528)	(32,602)	-	-	1,210,117
Vehicles	6	416,337	21,172	-	(2,095)	(3,567)	(38)	-	431,809
Furniture and fixtures	3	228,287	8,467	-	720	(32,119)	(59)	179	205,475
IT equipment	2	376,199	14,151	-	789	(72,410)	(423)	928	319,234
Construction in progress	-	1,496,336	502,731	-	(862,163)	(3,327)	(333)	64	1,133,308
Advances to suppliers	-	21,339	17,676	-	(8,295)	-	-	-	30,720
Imports in progress	-	4,565	14,001	-	(4,542)	-	-	-	14,024
		21,272,288	878,065	-	(35,479)	(933,259)	(169,571)	16,532	21,028,576
Accumulated depreciation:
Buildings		(872,720)	-	(66,287)	(697)	11,563	-	-	(928,141)
Leasehold improvements		(788,665)	-	(71,883)	2,838	137,709	1,394	-	(718,607)
Machinery and equipment		(2,725,860)	-	(239,650)	15,830	46,854	1,480	-	(2,901,346)
Automotive fuel/lubricant distribution equipment and facilities		(2,107,612)	-	(106,906)	(2,772)	516,247	-	-	(1,701,043)
Push boats, barges, ships		(1,224,815)	-	(132,702)	(8,082)	654	57,165	-	(1,307,780)
LPG tanks and bottles		(738,429)	-	(72,006)	1,073	29,414	-	-	(779,948)
Vehicles		(203,725)	-	(29,648)	(175)	1,297	38	-	(232,213)
Furniture and fixtures		(151,731)	-	(12,093)	(68)	31,374	31	-	(132,487)
IT equipment		(291,451)	-	(24,171)	2,775	71,482	197	-	(241,168)
		(9,105,008)	-	(755,346)	10,722	846,594	60,305	-	(8,942,733)
Provision for impairment losses		(183)	-	-	-	-	-	-	(183)
Property, plant and equipment		12,167,097	878,065	(755,346)	(24,757)	(86,665)	(109,266)	16,532	12,085,660

(i)	Refers to transfers of R$ 24,757 to intangible assets.
(ii)	The total amounts of acquisitions made by the Company are substantially related to the acquisition of service stations from Pão de Açucar Group ("GPA") by its subsidiary Millennium.
(iii)	Includes the effect from the disposal of assets in the amount of R$ 25,397, for further information see note 1.1.2.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Construction in progress relates substantially to expansions, renovations, expansion, renovation, construction and upgrade of the terminals’ assets, service stations, tanks, barges and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

14. Intangible assets (Consolidated)

	Residual average useful life (years)	Balance as of 12/31/2025	Additions	Amortization	Transfers (i)	Write-offs (iii)	Translation adjustment	Acquisition of subsidiaries (ii)	Balance as of 09/30/2026
Cost:
Goodwill	-	1,367,446	-	-	(4,341)	(51,951)	-	-	1,311,154
Software	2	2,162,461	355,246	-	(111,072)	(245,430)	196	-	2,161,401
Customer contracts	11	838,149	-	-	(263)	-	(429)	-	837,457
Distribution rights	11	255,629	666	-	(6,512)	(31,603)	-	19,019	237,199
Brands	-	61,355	-	-	440	-	-	-	61,795
Trademark rights	26	130,897	14	-	-	-	-	-	130911
Intangible assets in progress	-	39420	7287	-	(12,418)	-	36	-	34325
Decarbonization credits (CBIO)	-	-	179980	-	-	(158,116)	-	-	21864
Others	3	16470	-	-	4801	(28)	-	-	21243
		4871827	543193	-	(129,365)	(487,128)	(197)	19019	4817349
Accumulated amortization:
Software		(1,337,814)	-	(189,457)	145610	245327	238	-	(1,136,096)
Customer contracts		(52,941)	-	(79,446)	10462	-	354	-	(121,571)
Distribution rights		(121,530)	-	(8,591)	(203)	30945	-	-	(99,379)
Trademark rights		(37,435)	-	(5,678)	2,262	-	-	-	(40,851)
Others		(5,629)	-	(2,449)	-	28	-	-	(8,050)
		(1,555,349)	-	(285,621)	158,131	276,300	592	-	(1,405,947)
Intangible assets		3,316,478	543,193	(285,621)	28,766	(210,828)	395	19,019	3,411,402

(i)	Refers to transfers of R$ 4,009 from right-of-use assets and R$ 24,757 from property, plant and equipment.
(ii)	The total amounts of acquisitions made by the Company are substantially related to the acquisition of service stations the Pão de Açucar Group ("GPA") by its subsidiary Millennium.
(iii)	Includes the effect from the disposal of Stella, for further information see note 1.1.2.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

14.1. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	09/30/2026	12/31/2025
Goodwill on the acquisition of:
Hidrovias (27.2)	Hidrovias	339,239	341,084
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Neoagro Diesel	Ipiranga	62,833	62,833
Ultragaz Intermediação de Geração Distribuída de Energia Ltda. (ii)	Ultragaz	-	51,951
Temmar	Ultracargo	43,781	43,781
Ultragaz Comercializadora de Energia	Ultragaz	42,260	42,260
Petrovila	Ipiranga	34,934	34,934
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Mi TRR	Ipiranga	2,887	5,383
Baden	Hidrovias	1,731	1,731
Serra Diesel	Ipiranga	1,413	1,413
TEAS	Ultracargo	797	797
		1,311,154	1,367,446

(i)	Includes R$ 246,163 presented as goodwill in parent Ultrapar.
(ii)	Refers to the write-off of goodwill of Stella, as a result of the disposal of the entire interest in these companies, see note 1.1.2. The effect of the write-off was recognized under “Results from disposal of property, plant and equipment and intangible assets”.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the nine-month period ended September 30, 2026, the Company did not identify any event that indicated the need to carry out an impairment test.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see note 11.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

15. Loans, financing and debentures (Consolidated)

15.1. Composition

					Consolidated
Description	Index/Currency	Weighted average financial charges 2026 (p.a.)	Weighted average hedging instruments	Maturity	09/30/2026	12/31/2025
Foreign currency-denominated:
Notes in the foreign market	USD	5.3%	141.7% of DI (*)	2026 to 2029	4,251,908	4,158,025
Foreign financing	USD	4.2%	103.8% of DI	2027 to 2029	2,499,943	2,554,217
Notes in the foreign market	USD	5.0%	106.8% o DI (**)	2031	936,131	984,400
Foreign financing	SOFR +	0.7%	103.8% of DI	2026 to 2029	1,245,521	1,295,481
Foreign exchange debentures	EUR	3.0%	104.0% of DI	2027	458,054	515,654
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	-	339,836
Total in foreign currency					9,391,557	9,847,613

Brazilian Reais:
Debentures	CDI + R$	0.7%	n/a	2027 to 2031	3,035,576	3,455,058
Debentures – CRA	IPCA	5.4%	103.8% of DI	2028 to 2032	2,296,016	2,339,526
Debentures	IPCA	6.0%	91.6% of DI	2028 to 2031	492,438	1,063,019
Debentures – CRA	R$	11.2%	104.3% of DI	2027	521,667	513,103
Financing	R$	14.6%	106.6% of DI	2027	528,387	552,666
Debentures – CRA	CDI + R$	0.7%	n/a	2027	497,511	495,731
Debentures	IPCA	6.8%	DI -0.1%	2032 to 2035	824,415	240,744
Constitutional Fund (FNE)	TFC PÓS	2.9%	69.5% of DI	2028 to 2041	197,656	192,054
CDCA	CDI	109.0%	n/a	2026 to 2027	103,211	206,594
Constitutional Fund (FNE)	TFC PÓS	4.5%	DI -2.4%	2030 to 2041	91,734	-
Commercial Paper	CDI + R$	0.2%	n/a	2027	88,948	89,083
Constitutional Fund (FNO)	TFC PÓS	3.1%	70.8% of DI	2028 to 2037	87,158	84,462
FINEP	TJLP	0.9%	n/a	2026 to 2032	24,342	27,249
Climate Fund	R$	9.4%	72.9% of DI	2026 to 2040	-	22,451
Climate Fund	R$	7.9%	n/a	2027 to 2039	16,050	-
CCB	R$	17.5%	n/a	2026 to 2028	7,132	416,321
Climate Fund	IPCA	9.4%	n/a	2027 to 2039	4,062	-
CDCA	CDI + R$	0.9%	n/a	2027	-	547,587
Total in Brazilian Reais					8,816,303	10,245,648
Total in foreign currency and Brazilian Reais					18,207,860	20,093,261
Current					5,452,280	4,251,131
1 to 2 years					3,245,884	3,923,059
2 to 3 years					4,324,033	4,227,274
3 to 4 years					944,319	3,525,329
4 to 5 years					2,700,429	1,038,873
More than 5 years					1,540,915	3,127,595
Non-current					12,755,580	15,842,130

(*)	Considers a hedging instrument for the principal of 52.5% of the DI and for interest DI - 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(**)	Considers a hedging instrument for principal and interest at DI + 1.64% for a notional amount of US$ 50 million and at 101.45% for a notional amount of US$ 57.5 million.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The changes in loans, financing and debentures are shown below:

09/30/2026
Opening balance	20,093,261
Proceeds	1,494,205
Interest accrued	1,174,780
Principal payment	(2,769,785)
Interest payment	(1,147,159)
Monetary variations and foreign exchange variations	(435,022)
Change in fair value	(202,420)
Closing balance	18,207,860

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the term of the transactions. As of September 30, 2026, the amount recognized in profit or loss was R$ 27,224 (R$ 46,804 as of September 30, 2025). The balance to be recognized in the next periods is R$ 82,472 (R$ 92,080 as of December 31, 2025).

15.2. Guarantees

As of September 30, 2026, there was R$ 94,290 (R$ 84,462 as of December 31, 2025) in financing that had real guarantees. There was also R$ 17,965,962 (R$ 18,684,982 as of December 31, 2025) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 32,515 as of September 30, 2026 (R$ 100,200 as of December 31, 2025).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 27,771 (R$ 87,160 as of December 31, 2025). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until September 30, 2026, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

15.3. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Constitutional Fund (FNE)	TFC PÓS	4.5%	CDI - 2.4%	Jan/26	Jan/41	R$ 106,871	106,871	Monthly with grace period	2030 to 2041	Ultracargo Logística
Foreign financing	USD	4.2%	n/a	Feb/26	Jun/29	USD 53,200	277,172	Semiannually	At final maturity	Ipiranga
Foreign financing	USD	4.5%	103.9% CDI	Mar/26	Oct/27	USD 68,571	360,000	Semiannually	At final maturity	Ultracargo Logística
Foreign financing	USD	4.9%	103.9% CDI	Mar/26	Mar/27	USD 68,641	360,000	At final maturity	At final maturity	Cia Ultragaz
BNDES - Climate Fund	R$	7.9%	N/A	May/26	Dec/39	R$ 16,000	16,000	Monthly with grace period	Monthly with grace period	Neogás
BNDES - Climate Fund	IPCA	9.4%	N/A	May/26	Dec/39	R$ 4,000	4,000	Monthly with grace period	Monthly with grace period	Neogás
Foreign financing	SOFR +	0.5%	103.9% CDI	Jun/26	Jun/27	USD 35,129	180,000	Quarterly	At final maturity	Iconic
Foreign financing	USD	5.9%	102.4% CDI	Aug/26	Aug/29	USD 38,677	200,000	At final maturity	At final maturity	Iconic

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

15.4. Covenants – Subsidiary Hidrovias

Financial Covenant linked to Debenture contracts

Hidrovias, through the 1st Debenture Issuance, has a financial covenant of leverage (“net debt to EBITDA”), calculated on a consolidated basis and which must be equal to or less than 4.5x in 2022, (b) 4.0x between January 1, 2023 and December 2023 and (c) 3.5x from January 1, 2024 to the maturity date of the respective issuance.

Failure to comply with the covenant does not accelerate the debt repayment and is not considered default. However, would be restricted on raising new debts beyond those permitted by the covenants of the indenture of issuance and is restricted from paying the minimum mandatory dividends set forth by its Bylaws. Hidrovias does not expect any short- or medium-term impacts on its operations and believes it will not need additional loans or working capital beyond those already permitted by the covenants of the Indentures of Debenture Issuances to comply with its obligations.

As of September 30, 2026 and December 31, 2025, the Company was in compliance with the applicable covenant limits.

16. Trade payables (Consolidated)

	09/30/2026	12/31/2025

Domestic suppliers	2,685,142	2,542,447
Trade payables - domestic related parties (see Note 8.2)	24,654	46,758
Foreign suppliers	1,595,033	1,863,835
Trade payables - foreign related parties (see Note 8.2)	320,433	190,304
	4,625,262	4,643,344

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

17. Employee benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on an annual valuation conducted by an independent actuary and reviewed by Management.

	09/30/2026	12/31/2025
Health and dental care plan (1)	193,852	184,105
Indemnification of FGTS	22,540	20,303
Seniority bonus	2,121	1,916
Life insurance (2)	10,016	9,292
Total	228,529	215,616
Current	31,898	19,067
Non-current	196,631	196,549

(1)	Applicable to Ipiranga and Iconic.
(2)	Applicable to Ipiranga, Ultragaz and Ultrapar.

18. Provisions and contingent liabilities (Consolidated)

18.1. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2025	Additions	Reversals	Payments	Interest	Balance as of 09/30/2026
IRPJ and CSLL	19,868	1,898	(3,805)	(162)	358	18,157
Tax	146,414	25,267	(13,599)	(4,644)	8,041	161,479
Civil	161,695	34,512	(26,402)	(7,568)	442	162,679
Provision for indemnities (18.1.1)	145,633	4,029	(7,577)	(14,254)	6,994	134,825
Labor	61,004	42,485	(1,422)	(15,266)	1,683	88,484
Total	534,614	108,191	(52,805)	(41,894)	17,518	565,624
Current	49,175					68,000
Non-current	485,439					497,624

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Balances of judicial deposits by nature are as follows:

	09/30/2026	12/31/2025
Tax	476,350	420,906
Labor	15,069	15,897
Civil	34,545	34,806
	525,964	471,609

In the period ended September 30, 2026, the monetary variation on judicial deposits, accumulated in the year, amounted to R$ 34,709 (R$ 34,081 as of September 30, 2025), recorded as financial income in the statement of income for the period.

18.1.1 Provision for indemnities

As a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. The provision for potential reimbursement to Indorama, in the event the losses materialize, amounts to R$ 108,956 as of September 30, 2026 (R$109,336 as of December 31, 2025), of which to R$ 28,763 (R$ 32,387 as of December 31, 2025) for labor claims, R$ 28,793 (R$ 28,605 as of December 31, 2025) for civil claims and R$ 51,400 (R$ 48,344 as of December 31, 2025) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for potential reimbursement to Pague Menos, in the event the losses materialize, is R$ 25,869 as of  September 30, 2026 (R$ 36,297 as of December 31, 2025), of which R$ 10,613 (R$ 14,153 as of December 31, 2025) for labor claims, R$ 5,273 (R$ 7,798 as of December 31, 2025) for civil claims, and R$ 9,983 (R$ 14,346 as of December 31, 2025) for tax claims.

18.2. Contingent liabilities - possible losses

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. In accordance with the accounting practices adopted and the internal contingency guideline, these obligations do not meet the criteria for provision recognition and are therefore only disclosed in notes to the financial statements.

The contingent liabilities, classified as possible loss, by nature are as follows:

	09/30/2026	12/31/2025
Tax (18.2.1)	8,130,327	6,027,879
Civil (18.2.2)	908,143	867,293
Labor (18.2.3)	413,611	376,406
	9,452,081	7,271,578

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

18.2.1 Contingent tax liabilities

The Company and its subsidiaries are parties to administrative and judicial proceedings involving IRPJ and CSLL, in the consolidated amount of R$ 588,304 as of September 30, 2026 (R$ 577,253 as of December 31, 2025). Regarding PIS and COFINS, tax credit disallowances from the non-cumulative regime are recorded, which total R$ 4,607,878 as of September 30, 2026 (R$ 3,136,458 as of December 31, 2025).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to discussions of ICMS, in the consolidated amount of R$ 2,208,927 as of September 30, 2026 (R$ 1,662,515 as of December 31, 2025). The main discussions involve assessments relating to: (i) the alleged non-payment of R$ 461,059 (R$ 450,554 as of December 31, 2025); (ii) the reversal and disallowance of credits, in the amount of R$ 408,329 (R$ 240,120 as of December 31, 2025); (iii) discussions related to non-compliance with ancillary obligations, in the amount of R$ 351,039 (R$ 315,510 as of December 31, 2025); (iv) the discussion regarding the collection of the State Fiscal Equilibrium Fund – FEEF, in the amount of R$ 323,471 (R$ 158,704 as of December 31, 2025); (v) the surcharge on products considered non-essential in the amount of R$ 263,890 (R$ 246,060 as of December 31, 2025); (vi) inventory differences arising from surpluses and shortages, in the amount of R$ 384,031 (R$ 234,156 as of December 31, 2025) and (vii) the conditioned utilization of tax incentive and other matters, in the amount of R$ 17,108 (R$ 17,411 as of December 31, 2025).

Subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity. The total amount of these contingencies is R$ 183,195 as of September 30, 2026 (R$ 209,444 as of December 31, 2025).

Of the remaining amount of tax contingencies classified as potential losses, R$ 542,023 as of September 30, 2026 (R$ 442,209 as of December 31, 2025) relates to other proceedings involving the Company and its subsidiaries.

18.2.2 Contingent civil liabilities

Among these proceedings, the following claims involving subsidiary Cia. Ultragaz are highlighted: i) administrative brought by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001, and at the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 40,159 as of September 30, 2026 (R$ 39,447 as of December 31, 2025); and ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 112,760 as of September 30, 2026 (R$ 95,971 as of December 31, 2025).

Additionally, subsidiary Ultracargo is a defendant in a public civil action filed by the Federal Public Prosecutor’s Office and the State of São Paulo, related to the fire at the terminal in Santos (SP) in 2015. Based on Management’s assessment, supported by the outside legal advisors, the claim is classified as possible loss, considering the current stage of the proceeding and the elements available to date, up to this date it is no possible to measure any financial impact arising from this contingency.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

18.2.3 Contingent civil liabilities

These contingencies are mainly derived from labor claims arising from the activities carried out by the group’s companies. Based on the assessment of Management and its legal advisors, such claims were classified as possible loss and, therefore, no recognition of provision is required at this date.

18.3. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 3,276 (R$ 4,020 as of December 31, 2025), comprising R$ 223 related to tax claims (R$ 204 as of December 31, 2025), R$ 212 to civil claims (R$ 210 as of December 31, 2025), and R$ 2,841 to labor claims (R$ 3,606 as of December 31, 2025), for which a corresponding indemnification asset was recognized.

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized. The balance of this provision and the related indemnification asset totals R$ 88,499 as of September 30, 2026 (R$ 88,504 as of December 31, 2025).

The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be fully reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

18.4. Matters reported by the press

On March 26, 2026, the Company became aware of an investigation conducted by the Federal Public Prosecutor’s Office of the State of São Paulo (Ministério Público Federal do Estado de São Paulo), referred to as “Fisco Paralelo”, relating to an alleged scheme involving the early release of ICMS tax credits by public officials of the São Paulo State Department of Finance (Secretaria da Fazenda de São Paulo) through the engagement of certain law firms. According to media reports disclosed, the investigation contains references to the Company’s subsidiary Ipiranga. As of the date of this interim financial information, neither the Company nor Ipiranga has been formally notified by the competent authorities about the investigation.

Notwithstanding the foregoing the Company has engaged independent external advisors to conduct an independent review of the facts referenced in the media reports. Such review has been completed and has not identified any irregularity in the conduct of the Company, Ipiranga or its employees. In addition, the review confirmed that the tax credits under analysis have tax support and were constituted in conformity with the applicable legislation.

Considering the conclusions of the independent investigation and the information available as of the date of this interim financial information, Management believes that the facts mentioned above did not result in impacts on the quarterly information or on the operations of subsidiary Ipiranga or the Group. The Company is not aware of any measures or processes arising from the investigation that could change this assessment.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

Up to September 30, 2026, no new common shares have been issued as a result of subscription warrant.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 792,065 shares linked to the subscription warrants – indemnification were canceled and not issued. As of September 30, 2026, R$ 43,207 was recorded as financial expense (R$ 17,077 as of September 30, 2025) due to the update of subscription warrants, and 2,579,497 shares linked to subscription warrants – indemnification remain retained, which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 97,118 (R$ 53,911 as of December 31, 2025).

20. Equity

20.1. Share capital

As of September 30, 2026, the subscribed and paid-up capital consists of 1,115,849,873 common shares with no par value (1,115,849,873 as of December 31, 2025), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings. The total amount of the capital as of September 30, 2026 is R$ 7,987,100 (R$ 7,987,100 as of December 31, 2025).

The price of the Company-issued shares on B3 as of September 30, 2026 was R$ 37.65 (R$ 20.90 as of December 31, 2025).

As of September 30, 2026, there were 70,308,489 common shares outstanding abroad in the form of ADRs (70,252,989 shares as of December 31, 2025).

20.2. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.4). As of September 30, 2026, the balance of treasury shares granted with right of use was 20,724,503 common shares (18,601,046 as of December 31, 2025).

20.3. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

On June 17, 2026, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on June 18, 2026 and limited to a maximum of 18,000,000 common shares. Up to September 30, 2026, 5,411,300 shares were acquired at an average cost of R$ 28.96 per share.

As of September 30, 2026, the balance was R$ 940,504 (R$ 822,526 as of December 31, 2025) and 29,505,344 common shares (28,542,005 as of December 31, 2025) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 18.72 per share.

09/30/2026
Balance of unrestricted shares held in treasury	29,505,344
Balance of treasury shares granted with right of use	20,724,503
Total balance of treasury shares	50,229,847

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

20.4. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company and its subsidiaries, when the plan is finalized, as mentioned in Note 8.4.

Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares.

20.5. Approval of dividends

On March 4, 2026, the Board of Directors approved the distribution of dividends for the fiscal year 2025 in the amount of R$ 1,413,313 (R$ 1.27 per share). Of this amount, R$ 326,005 (R$0.30 per share) refer to interim dividends paid as resolved by the Board of Directors on August 13, 2025 and R$ 1,087,308 (R$ 1.00 per share) to interim dividends paid as resolved by the Board of Directors on December 1, 2025.

On August 12, 2026, the Board of Directors approved the distribution of interim dividends in the amount of R$ 1,085,945, corresponding to R$ 1.00 per common share, paid in September 2026, without remuneration or monetary variation.

21. Net revenue from sales and services (Consolidated)

	09/30/2026	09/30/2025
Sales revenue:
Merchandise	123,065,048	105,125,179
Services rendered and others	3,333,631	2,481,520
Electricity (1)	835,192	536,993
Sales returns, rebates and discounts	(1,089,718)	(765,919)
Amortization of contract assets	(427,708)	(339,336)
	125,716,445	107,038,437

Taxes on sales	(3,012,103)	(2,620,277)

Net revenue	122,704,342	104,418,160

(1)	Refers to revenue from the sale of electricity of subsidiary Ultragaz Comercializadora.

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

22. Costs, expenses and other operating results by nature

The Company presents its results by function in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Raw materials and materials for use and consumption	-	-	(106,582,318)	(95,421,037)
Personnel expenses	(218,639)	(210,315)	(2,411,693)	(2,088,533)
Freight and storage	-	-	(1,023,442)	(901,538)
Depreciation and amortization	(9,879)	(11,198)	(1,040,967)	(883,638)
Services provided by third parties	(66,560)	(66,491)	(666,452)	(531,881)
Purchase of electricity(a)	-	-	(653,951)	(451,094)
Decarbonization obligation (b)	-	-	(158,116)	(307,123)
Amortization of right-of-use assets	(2,071)	(2,188)	(283,193)	(266,781)
Advertising and marketing	(1,608)	(1,807)	(137,458)	(138,914)
Bonuses and commissions	-	-	(166,562)	(104,601)
Taxes and fees	(1,168)	(420)	(131,498)	(111,048)
Other expenses and income, net	(20,907)	30,633	(327,127)	561,190
Shared Services Center/Holding expenses	278,090	275,245	-	-

Total	(42,742)	13,459	(113,582,777)	(100,644,998)

Classified as:
Cost of products and services sold	-	-	(109,293,110)	(97,651,246)
Selling and marketing	-	-	(2,292,477)	(1,853,859)
General and administrative	(46,095)	(38,302)	(1,891,006)	(1,626,953)
Other operating income (expenses), net	3,353	51,761	(106,184)	487,060

Total	(42,742)	13,459	(113,582,777)	(100,644,998)

(a)	Refers to the purchase of electricity of subsidiary Ultragaz Comercializadora.
(b)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

23. Financial result

	Parent		Consolidated
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Financial income:
Interest and other income from financial investments	382,285	35,421	832,305	518,195
Interest from customers	-	-	163,015	118,597
Selic interest on PIS/COFINS credits	-	-	126,020	543,825
Other finance income	9,462	5,063	71,163	14,022
	391,747	40,484	1,192,503	1,194,639
Financial expenses:
Interest on loans, financing and financial instruments	(5,861)	(1,149)	(1,932,544)	(1,651,355)
Interest on leases payable	(404)	(514)	(128,992)	(110,133)
Update of subscription warrants (see Note 19)	(43,207)	(17,077)	(43,207)	(17,077)
Bank charges, financial transactions tax, and other taxes	(1,002)	(443)	(112,337)	(112,919)
Update of provisions and other expenses	(3,194)	(135)	(44,853)	(65,541)
	(53,668)	(19,318)	(2,261,933)	(1,957,025)
Monetary variations and foreign exchange variations, net
Revenues	-	-	599,719	1,146,577
Expenses	-	-	(654,202)	(996,601)
	-	-	(54,483)	149,976
Financial result, net	338,079	21,166	(1,123,913)	(612,410)

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.4 and 19, respectively.

			07/01/2025 to 09/30/2025			01/01/2025 to 09/30/2025
	07/01/2026 to 09/30/2026	01/01/2026 to 09/30/2026	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Basic earnings per share

Net income for the year of the Company	2,620,503	5,044,932	710,984	(1,796)	709,188	2,143,327	(12,929)	2,130,398
Weighted average number of shares outstanding (in thousands)	1,065,620	1,068,143	1,086,560	1,086,560	1,086,560	1,089,584	1,089,584	1,089,584
Basic earnings per share - R$	2.4591	4.7231	0.6543	(0.0017)	0.6527	1.9671	(0.0119)	1.9552

Diluted earnings per share

Net income for the year of the Company	2,620,503	5,044,932	710,984	(1,796)	709,188	2,143,327	(12,929)	2,130,398
Weighted average number of outstanding shares (in thousands), including dilution effects	1,090,202	1,092,538	1,107,587	1,107,587	1,107,587	1,109,329	1,109,329	1,109,329
Diluted earnings per share - R$	2.4037	4.6176	0.6419	(0.0016)	0.6403	1.9321	(0.0117)	1.9204

Weighted average number of shares (in thousands)

Weighted average number of shares for basic earnings per share	1,065,620	1,068,143	-	-	1,086,560	-	-	1,089,584
Dilution effect
Subscription warrants	2,579	2,579	-	-	2,808	-	-	2,895
Stock plan	22,003	21,816	-	-	18,219	-	-	16,850

Weighted average number of shares for diluted earnings per share	1,090,202	1,092,538	-	-	1,107,587	-	-	1,109,329

The information on earnings per share was adjusted by the issuance of 3,039,682 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, Ultragaz also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.
Hidrovias	Operations in logistics solutions and waterway and multimodal infrastructure, in Brazil and abroad.

25.1. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	09/30/2026	09/30/2025
Net revenue from sales and services:
Brazil	120,906,197	102,845,078
Europe	716,982	97,037
United States of America and Canada	532,830	577,326
Other Latin American countries	468,761	332,082
Oceania	-	411,900
Others	79,572	154,737
Total	122,704,342	104,418,160

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

25.2. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

09/30/2026
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias (3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	110,776,531	9,529,601	816,474	1,761,872	6,973	122,891,451	(187,109)	122,704,342
Transactions with third parties	110,775,294	9,526,965	640,211	1,761,872	-	122,704,342	-	122,704,342
Intersegment transactions	1,237	2,636	176,263	-	6,973	187,109	(187,109)	-
Cost of products and services sold	(100,467,674)	(7,570,945)	(370,172)	(1,055,160)	-	(109,463,951)	170,841	(109,293,110)
Gross profit	10,308,857	1,958,656	446,302	706,712	6,973	13,427,500	(16,268)	13,411,232
Operating income (expenses)
Selling and marketing	(1,773,247)	(508,299)	(11,271)	(2,504)	-	(2,295,321)	2,844	(2,292,477)
General and administrative	(1,038,041)	(303,479)	(120,616)	(257,927)	(188,738)	(1,908,801)	17,795	(1,891,006)
Results from disposal of property, plant and equipment and intangible assets	(22,653)	(132,475)	63	3,188	54	(151,823)	-	(151,823)
Other operating income (expenses), net	(122,518)	4,537	5,765	3,011	2,955	(106,250)	66	(106,184)
Operating income (loss)	7,352,398	1,018,940	320,243	452,480	(178,756)	8,965,305	4437	8,969,742
Share of profit (loss) of subsidiaries, joint ventures and associates	(14,454)	900	850	18,381	(76,008)	(70,331)	-	(70,331)
Amortization of fair value adjustments on associates acquisition	-	-	(1,208)	-	-	(1,208)	-	(1,208)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(14,454)	900	(358)	18,381	(76,008)	(71,539)	-	(71,539)

Income (loss) before financial result and income tax and social contribution	7,337,944	1,019,840	319,885	470,861	(254,764)	8,893,766	4,437	8,898,203
Depreciation and amortization (a)	333,488	251,636	116,418	317,625	13,303	1,032,470	(4,429)	1,028,041
Amortization of contractual assets with customers - exclusivity rights	427,708	-	-	-	-	427,708	-	427,708
Amortization of right-of-use assets	153,917	73,260	29,156	24,789	2,071	283,193	-	283,193
Amortization of fair value adjustments on associates acquisition	-	-	1,208	-	-	1,208	-	1,208
Total depreciation and amortization	915,113	324,896	146,782	342,414	15,374	1,744,579	(4,429)	1,740,150

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 12,926.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 140,826 in 2026 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3), which became consolidated in May 2025, and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

09/30/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias (3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	93,504,952	9,199,000	759,872	1,076,056	6,824	104,546,704	(128,544)	104,418,160
Transactions with third parties	93,504,816	9,198,054	638,403	1,076,056	831	104,418,160	-	104,418,160
Intersegment transactions	136	946	121,469	-	5,993	128,544	(128,544)	-
Cost of products and services sold	(89,448,697)	(7,406,541)	(323,055)	(596,231)	-	(97,774,524)	123,278	(97,651,246)
Gross profit	4,056,255	1,792,459	436,817	479,825	6,824	6,772,180	(5,266)	6,766,914
Operating income (expenses)
Selling and marketing	(1,378,941)	(474,243)	(6,463)	332	-	(1,859,315)	5,456	(1,853,859)
General and administrative	(847,098)	(305,925)	(121,920)	(153,490)	(202,569)	(1,631,002)	4,049	(1,626,953)
Results from disposal of property, plant and equipment and intangible assets	46,720	(16,560)	39	3,799	7	34,005	-	34,005
Other operating income (expenses), net	405,912	21,140	10,042	(380)	50,346	487,060	-	487,060
Operating income (loss)	2,282,848	1,016,871	318,515	330,086	(145,392)	3,802,928	4,239	3,807,167
Share of profit (loss) of subsidiaries, joint ventures and associates	(15,765)	1,351	2,480	(67,161)	(36,631)	(115,726)	-	(115,726)
Amortization of fair value adjustments on associates acquisition	-	-	(1,208)	-	-	(1,208)	-	(1,208)
Gain (loss) on acquisition of control of associate	-	-	-	91,105	-	91,105	-	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates	(15,765)	1,351	1,272	23,944	(36,631)	(25,829)	-	(25,829)

Income (loss) before financial result and income tax and social contribution	2,267,083	1,018,222	319,787	354,030	(182,023)	3,777,099	4,239	3,781,338
Depreciation and amortization (a)	347,698	247,209	95,708	170,237	13,592	874,444	(4,429)	870,015
Amortization of contractual assets with customers - exclusivity rights	339,335	1	-	-	-	339,336	-	339,336
Amortization of right-of-use assets	161,203	57,528	24,427	21,437	2,186	266,781	-	266,781
Amortization of fair value adjustments on associates acquisition	-	-	1,208	-	-	1,208	-	1,208
Total depreciation and amortization	848,236	304,738	121,343	191,674	15,778	1,481,769	(4,429)	1,477,340

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 13,623.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 158,844 in 2025 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR and of Hidrovias while associate.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3), which became consolidated in May 2025, and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

25.3. Assets by segment

09/30/2026
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Total
Investments	95,760	4,471	238,522	144,931	138,857	622,541
Property, plant and equipment	3,438,794	1,760,358	2,642,460	4,102,494	141,554	12,085,660
Intangible assets	1,446,871	280,158	288,337	1,123,486	272,550	3,411,402
Right-of-use assets	809,746	234,202	617,422	275,145	3,700	1,940,215
Other current and non-current assets	24,473,809	3,041,678	527,871	2,105,667	5,093,075	35,242,100
Total assets (excluding intersegment transactions)	30,264,980	5,320,867	4,314,612	7,751,723	5,649,736	53,301,918

12/31/2025
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Total
Investments	102,837	4,092	238,607	135,973	39,872	521,381
Property, plant and equipment	3,428,819	1,667,025	2,596,271	4,340,526	134,456	12,167,097
Intangible assets	1,277,871	274,971	286,219	1,201,198	276,219	3,316,478
Right-of-use assets	826,598	187,116	620,628	288,733	5,619	1,928,694
Other current and non-current assets	21,191,237	3,563,356	447,929	2,351,670	3,861,152	31,415,344
Total assets (excluding intersegment transactions)	26,827,362	5,696,560	4,189,654	8,318,100	4,317,318	49,348,994

(1)	The “Hidrovias” column is composed of Hidrovias and its parent company Ultra Logística, a direct subsidiary of Ultrapar, which is part of Hidrovias segment, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26. Financial instruments (Consolidated)

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

		Level	Carrying amount		Carrying amount	Fair value
September 30, 2026	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.1		-	719,116	719,116	719,116
Securities and funds in local currency	4.1	Level 2	354,945	1,461,053	1,815,998	1,815,998
Securities and funds in foreign currency	4.1		-	476,870	476,870	476,870
Financial investments
Securities and funds in local currency	4.2	Level 2	2,840,893	100,244	2,941,137	2,941,137
Securities and funds in foreign currency	4.2		-	3,099,251	3,099,251	3,099,251
Derivative financial instruments
Financial	26.6	Level 2	628,461	-	628,461	628,461
Operational	26.6	Level 2	961,529	-	961,529	961,529
Energy trading futures contracts	26.8	Level 2	1,172,865	-	1,172,865	1,172,865
Trade receivables	5.1		-	5,248,044	5,248,044	5,248,044
Reseller financing	5.1		-	1,419,232	1,419,232	1,419,232
Related parties	8.2		-	39,600	39,600	39,600
Other receivables and other assets			-	475,386	475,386	475,386

Total			5,958,693	13,038,796	18,997,489	18,997,489

Financial liabilities:
Financing and debentures	15.1	Level 2	9,242,989	8,964,871	18,207,860	18,047,696
Derivative financial instruments
Financial	26.6	Level 2	724,545	-	724,545	724,545
Operational	26.6	Level 2	986,340	-	986,340	986,340
Energy trading futures contracts	26.8	Level 2	655,952	-	655,952	655,952
Trade payables	16.1		-	4,625,262	4,625,262	4,625,262
Subscription warrants – indemnification	19	Level 1	97,118	-	97,118	97,118
Financial liabilities of customers			-	26,260	26,260	26,260
Contingent consideration			-	44,597	44,597	44,597
Related parties	8.2		-	2,875	2,875	2,875
Other payables			-	1,219,025	1,219,025	1,219,025
Total			11,706,944	14,882,890	26,589,834	26,429,670

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

		Level	Carrying amount		Carrying amount	Fair value
December 31, 2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.1		-	842,295	842,295	842,295
Securities and funds in local currency	4.1	Level 2	515,456	1,107,452	1,622,908	1,622,908
Securities and funds in foreign currency	4.1		-	709,922	709,922	709,922
Financial investments
Securities and funds in local currency	4.2	Level 2	3,188,963	122,622	3,311,585	3,311,585
Securities and funds in foreign currency	4.2		-	2,921,770	2,921,770	2,921,770
Derivative financial instruments
Financial	26.6	Level 2	777,064	-	777,064	777,064
Operational	26.6	Level 2	123,253	-	123,253	123,253
Energy trading futures contracts	26.8	Level 2	1,095,362	-	1,095,362	1,095,362
Trade receivables	5.1		-	4,089,708	4,089,708	4,089,708
Reseller financing	5.1		-	1,508,373	1,508,373	1,508,373
Related parties	8.2		-	105,196	105,196	105,196
Other receivables and other assets			-	469,109	469,109	469,109
Total			5,700,098	11,876,447	17,576,545	17,576,545

Financial liabilities:
Financing and debentures	15.1	Level 2	9,713,213	10,380,048	20,093,261	20,020,048
Derivative financial instruments			-	-	-	-
Financial	26.6	Level 2	501,148	-	501,148	501,148
Operational	26.6	Level 2	79,767	-	79,767	79,767
Energy trading futures contracts	26.8	Level 2	734,873	-	734,873	734,873
Trade payables	16.1		-	4,643,344	4,643,344	4,643,344
Trade payables - supplier finance arrangements			-	3,785	3,785	3,785
Subscription warrants – indemnification	19	Level 1	53,911	-	53,911	53,911
Financial liabilities of customers			-	74,326	74,326	74,326
Contingent consideration			-	74,760	74,760	74,760
Related parties	8.2		-	2,875	2,875	2,875
Other payables			-	957,148	957,148	957,148
Total			11,082,912	16,136,286	27,219,198	27,145,985

The fair value of financial instruments measured at Level 2 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; and (ii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodity prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors on the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26.1. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	09/30/2026	12/31/2025	Currency	09/30/2026	12/31/2025
Assets
Cash, cash equivalents, and financial investments	4	USD	3,719,296	4,041,383	DI	2,789,488	3,149,064
Trade receivables, net of allowance for expected credit losses	5.1	USD	155,131	136,800	-	-	-
Other assets in foreign currency	-	USD	15,276	35,366	-	-	-
			3,889,703	4,213,549		2,789,488	3,149,064
Liabilities
Loans, financing and debentures (1) (3)	15.1	USD/ EUR	(9,472,975)	(9,953,946)	DI	(3,734,557)	(5,210,374)
Loans and financing - FINEP (3)	15.1		-	-	TJLP	(24,619)	(27,249)
Foreign suppliers (2)	16.1	USD	(1,792,491)	(1,882,109)	-	-	-
Other liabilities in foreign currency	-	USD	(462,293)	(3,049)	-	-	-

			(11,727,759)	(11,839,104)		(3,759,176)	(5,237,623)
Derivative instruments	26.6	USD / EUR	7,768,142	7,827,902	DI	(11,478,152)	(11,211,803)
			(69,914)	202,347		(12,447,840)	(13,300,362)
Net asset (liability) position – equity			(593,902)	318,867		-	-
Net asset (liability) position – profit or loss			523,988	(116,520)		(12,447,840)	(13,300,362)

(1)	Gross transaction costs of R$ 19,568 (R$ 24,546 as of December 31, 2025), discount on notes in the foreign market of R$ 368 (R$ 3,355 as of December 31, 2025), and amortization of fair value adjustment of R$ 61,482 (R$ 78,432 as of December 31, 2025).
(2)	Net balance of imports in progress in the amount of R$ 122,975 as of September 30, 2026.
(3)	Gross transaction costs in CDI operations of R$ 9,204 (R$ 12,126 as of December 31, 2025) and in TJLP operations of R$ 277.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Sensitivity analysis of the exchange rate and interest rate curves

	Exchange rate curve (i)	Interest rate curve (ii)
Effect on profit or loss	14,981	13,693
Effect on equity	(16,980)	-
Total	(1,999)	13693

(i)	The average U.S. dollar rate of R$ 5.3281 was used for the sensitivity analysis, based on future market curves as of September 30, 2026 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.1809. The table above shows the effects of the exchange rate changes on the net asset position of R$ 351,879 (or US$ 67,919 using the closing rate) in foreign currency as of September 30, 2026.
(ii)	For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 13.65% and the sensitivity rate was 13.54% according to reference rates made available by B3.

26.2. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated for fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Commodity forward	(25,138)	51,189	(238,683)	(1,811)

(1)	The table above shows the positions of derivative financial instruments to hedge commodity price risk as of September 30, 2026 and December 31, 2025, in addition to a sensitivity analysis considering a 10% appreciation of the closing price for each period. For further information, see Note 26.6.

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26.3. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

26.3.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of September 30, 2026, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	09/30/2026	12/31/2025
AAA	9,520,202	9,893,391
AA	886,450	353,060
A	167,650	7,855
Others	68,060	54,491
Total	10,642,362	10,308,797

26.3.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.2.

26.4. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i) cash and financial investments;

(ii) cash flow generated by its operations; and

(iii) loans.

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of September 30, 2026, the Company and its subsidiaries had R$ 6,328,391 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of September 30, 2026 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total

Loans including future contractual interest (1) (2)	6,402,586	10,386,287	5,374,860	2,555,903	24,719,636
Derivative instruments (3)	929,368	1,091,069	184,207	34,509	2,239,153
Trade payables	4,625,262	-	-	-	4,625,262
Leases payable	478,770	623,387	377,126	1,253,704	2,732,987
Financial liabilities of customers	24,025	2,235	-	-	26,260
Other payables	167,353	291	-	-	167,644
	12,627,364	12,103,269	5,936,193	3,844,116	34,510,942

(1)	The interest on loans was estimated based on the closing US dollar and euro exchange rates and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 and BACEN as of September 30, 2026.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of September 30, 2026. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

26.5. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans, financing and debentures according to Note 15 and leases payable according to Note 12.2 after deduction of cash, cash equivalents and financial investments according to Note 4), and the “financial” derivative financial instruments, assets and liabilities, according to Note 26 Classes and categories of financial instruments and their fair values, and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Annually, the Company and its subsidiaries review their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period/year is as follows:

	Consolidated
	09/30/2026	12/31/2025
Gross debt and lease payable (a)	19,957,857	21,832,894
Cash, cash equivalents, and short-term investments (b)	9,052,372	9,408,480
Financial instruments (c)	(96,084)	275,916
Net debt = (a) - (b) - (c)	11,001,569	12,148,498
Equity	21,454,456	17,730,617
Net debt-to-equity ratio	51.28%	68.52%

26.6. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Derivatives designated for hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 09/30/2026		Gains (losses) as of 09/30/2026
	Assets	Liabilities		09/30/2026	Assets	Liabilities	Profit or loss	Fair value adjustment of the hedged item
Interest rate swap (1)	IPCA + 5.4%	103.8% DI	Jun/32	BRL 1,960,000	217,868	-	(119,158)	127,720
Interest rate swap (1)	11.2%	104.3% DI	Jul/27	BRL 525,791	-	(11,765)	6,138	(6,167)
Interest rate swap (1)	IPCA + 4.1%	111.4% DI	Mar/28	BRL 460,000	-	-	(31,729)	19,260
Interest rate swap (1)	IPCA + 6.8%	DI -0.1%	Oct/35	BRL 694,208	117,234	-	17,506	9,829
Foreign exchange swap (1)	EUR + 3.0%	104.0% DI	Feb/27	EUR 77,535	-	(63,319)	(78,800)	4,641
Foreign exchange swap (1)	USD + 5.3%	101.7% DI	Mar/26	USD 60,269	-	-	(20,670)	(9,511)
Foreign exchange swap (1)	SOFR + 0.7%	103.8% DI	Feb/29	USD 237,755	165	(74,102)	(101,564)	6,929
Interest rate swap (1)	14.6%	106.6% DI	Oct/27	BRL 500,000	1,372	-	6,504	5,810
Foreign exchange swap (1)	USD + 4.9%	103.8% DI	Aug/29	USD 488,527	-	(241,922)	(303,822)	35,692
Interest rate swap (1)	9.4%	72.9% DI	Apr/40	BRL 23,090	-	-	(2,783)	(373)
Interest rate swap (1)	TFC floating + 4.5%	DI -2.4%	Jan/41	BRL 106,871	-	(3,841)	(2,490)	3,188
Interest rate swap (1)	TFC floating + 2.9%	69.5% DI	Nov/41	BRL 252,441	-	(7,390)	4,478	8,000
Interest rate swap (1)	TFC floating + 3.1%	70.8% DI	Feb/37	BRL 106,430	-	(2,474)	3,107	(2,598)
NDF (1)	USD	BRL	Oct/26	USD 530,339	3,972	(3,645)	(45,320)	-
Commodity forward (1)	USD	Heating Oil/ RBOB	Dec/26	USD 259,949	716,063	(833,362)	(637,891)	-
				Total - designated	1,056,674	(1,241,820)	(1,306,494)	202,420
Derivatives not designated for hedge accounting

Foreign exchange swap	USD + 5.0%	106.8% DI	Feb/31	USD 107,500	-	(62,160)	(74,449)	-
Foreign exchange swap	USD + 5.3%	141.7% DI	Jun/29	USD 300,000	268,432	(251,291)	(197,953)	-
Interest rate swap	IPCA + 6.0%	91.6% DI	Oct/31	BRL 449,700	11,598	(187)	8,707	-
NDF	USD	BRL	Dec/26	USD 290,431	11,792	(6,094)	(56,981)	-
Commodity forward	USD	Heating Oil/ RBOB	Dec/26	USD 16,365	241,494	(149,333)	(12,946)	-
				Total - not designated	533,316	(469,065)	(333,622)	-

				Total	1,589,990	(1,710,885)	(1,640,116)	202,420
				Current	973,485	(1,111,813)	-	-
				Non-current	616,505	(599,072)	-	-

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.7.1).
(2)	Currency as indicated.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Derivatives designated for hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 09/30/2025		Gains (losses) as of 09/30/2025
	Assets	Liabilities		09/30/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of the hedged item
Foreign exchange swap (1)	USD + 4.7%	102.9% DI	Mar/27	USD 198,760	1,511	(114,354)	(229,211)	(7,567)
Foreign exchange swap (1)	EUR+ 3,0%	104.0% DI	Feb/37	EUR 77,535	-	(36,265)	(67,273)	1,139
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	-	-	-	-	(30,066)	(323)
Foreign exchange swap (1)	SOFR + 0.9%	102.9% DI	Feb/26	USD 100,000	-	(53,124)	(76,980)	(1,080)
Interest rate swap (1)	IPCA + 5.3%	102.5% DI	Jun/34	BRL 3,125,355	383,527	(9,595)	51,893	(95,175)
Interest rate swap (1)	IPCA + 3.0%	69.9% DI	Nov/41	BRL 358,871	-	(16,728)	(15,202)	47,700
Interest rate swap (1)	12.8%	104.7% DI	Apr/40	BRL 1,048,881	1,401	(24,958)	19,067	(39,530)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Nov/26	USD 178,725	13,860	(21,710)	(3,188)	-
NDF (1)	BRL	USD	Dec/25	USD 363,895	3,464	(3,179)	19,232	-
				Total - designated	403,763	(279,913)	(331,728)	(94,836)
Derivatives not designated for hedge accounting
Foreign exchange swap	USD + 0.0%	52.5% CDI	Jun/29	USD 300,000	345,370	-	(199,572)	-
Foreign exchange swap	USD + 5.0%	CDI + 1.6%	Feb/31	USD 50,000	-	(12,164)	(80,348)	-
NDF	USD	BRL	Oct-25	USD 130,728	85,641	(5,707)	(33,274)	-
Commodity forward	BRL	Heating Oil/ RBOB	Feb/26	USD 1,257	1,356	(9,872)	13,059	-
Interest rate swap	USD+ 5,30%	CDI + 1.4%	Jun/29	USD 300,000	-	(274,333)	(10,720)	-
				Total - not designated	432,367	(302,076)	(310,855)	-

				Total	836,130	(581,989)	(642,583)	(94,836)
				Current	180,981	(205,539)	-	-
				Non-current	655,149	(376,450)	-	-

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.7.1).
(2)	Currency as indicated.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26.7. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated for hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

26.7.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest, exchange rates and commodities, which affect the amount of contracted debts. As of September 30, 2026, no material ineffectiveness was identified in fair value hedge operations.

26.7.2 Cash flow hedge

As of September 30, 2026, the Company and its subsidiaries do not have cash flow hedges.

26.8. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	1,172,865	+10%	1,329,977
			-10%	994,260

Financial liabilities		655,952	+10%	1,128,149
			-10%	457,642

(a)	This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

27. Acquisition of Interest and Control

27.1. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millennium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000 plus working capital adjustments. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance.

Until the period ended September 30, 2026, the acquisition of 28 out of 49 service stations had been completed for a total amount of R$ 72,455, of which R$ 48,563 had previously been paid as an advance.

During the period, the purchase price allocation reports of seven stations acquired in the transaction with GPA were completed. Based on the work performed, no assets or liabilities at fair value that could generate surplus value to be recognized were identified, and no elements featuring bargain purchase gain were observed.

27.2. Hidrovias do Brasil S.A.

In the period from 2023 to 2025, the Company, through its subsidiary Ultra Logística Ltda., made successive acquisitions of shares of Hidrovias do Brasil S.A., initially classified as a financial asset and subsequently as an investment in an associate, until the effective obtainment of corporate control in May 2025, then holding 50.15% of Hidrovias' share capital. The key terms, relevant events, applicable accounting criteria, and purchase price allocation (PPA) were disclosed in the corresponding Note to the annual Financial Statements for the year ended December 31, 2025.

After obtaining control, the Company, through its subsidiary, made additional acquisitions of interests that do not qualify as a business combination. Thus, the differences between the price paid and the equity value of the interests acquired were recorded directly in equity, under acquisition of shares from shareholders. As of September 30, 2026, the Company’s interest in Hidrovias was 64.76% (58.72% as of December 31, 2025), with no other relevant changes related to the business combination during the quarter.

27.3. Petrovila Combustíveis S.A

On December 1, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Petrovila Combustíveis S.A., qualifying the transaction as a business combination as defined in IFRS 3 / CPC 15 (R1). The main terms and conditions of the acquisition were disclosed in the corresponding Note to the annual Financial Statements for the year ended December 31, 2025.

The total value of the consideration was R$ 72,199, with R$ 50,000 paid through a capital contribution and R$ 22,199 recorded as contingent consideration to be settled after the contractual clauses have been fulfilled.

As of December 31, 2025, the Company determined provisional goodwill in the amount of R$ 34,934, with the purchase price allocation (PPA) remaining in process, with completion expected in 2026. For the period ended September 30, 2026, there were no material changes to the terms of the business combination or the provisional values determined.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

27.4. Neoagro Diesel S.A

On November 17, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Neoagro Diesel S.A. (“Neoagro”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations.

Neoagro is headquartered in Uruçuí, in the state of Piauí, and operates predominantly in that state in the Transporter-Reseller-Retailer (TRR) segment, carrying out the commercialization and transportation of bulk fuels to end consumers.

The total consideration for the acquisition was R$ 75,200, comprised as follows: (i) R$ 42,776 paid to the sellers; (ii) R$ 18,024 in capital contribution to Neoagro; and (iii) R$ 14,400 in contingent consideration, recorded under ‘other payables’, to be settled upon compliance with the contractual clauses. Of the amount of R$ 60,800 related to items (i) and (ii), R$ 39,916 were paid on the acquisition date and R$ 20,884 in the first quarter of 2026.

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 62,833. The purchase price allocation (PPA) will be completed in 2026.

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	3,000
Property, plant and equipment, net	17,611

Liabilities	-

Goodwill based on expected future profitability	62,833
Non-controlling interests	8,244
Assets and liabilities consolidated in the opening balance	75,200

Assets acquired	12,367
Goodwill based on expected future profitability	62,833

Acquisition value	75,200

Consisting of:
Cash	42,776
Acquisition of ownership interest via capital contribution (as non-controlling interests)	18,024
Contingent consideration to be settled	14,400
Total consideration	75,200

Net cash outflow resulting from acquisition
Initial consideration in cash	(60,800)
Cash and cash equivalents acquired	3,000
Acquisition value	(57,800)

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

28. Events after the reporting period

28.1. Funding in foreign currency by subsidiary Ipiranga Produtos de Petróleo S.A.

On October 20, 2026, subsidiary Ipiranga Produtos de Petróleo S.A. entered into foreign currency loan under Law 4,131 with ScotiaBank, in the amount of USD 119,760 (R$ 600,000), with financial charges at USD + 5.12% p.a. and maturity in 2028. The subsidiary also contracted hedging instruments for the exchange rate variation, swapping the financial charges to 102.3% of DI.

28.2. a. Distribution of dividends

On November 11, 2026, the Board of Directors approved the distribution of dividends in the amount of R$ 1,085,087 equivalent to R$ 1.00 per common share, to be paid from December 3, 2026 onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be November 23, 2026, in Brazil, and November 25, 2026, in the United States. Therefore, the shares will be traded “ex-dividend” from November 24, 2026 onwards, on the São Paulo Stock Exchange (B3), and from November 25, 2026 onwards, on the New York Stock Exchange (NYSE).

67

3Q26 Earnings Release

São Paulo, November 11, 2026 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: (UGP, “Company” or “Ultrapar”), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3), today announces its results for the third quarter of 2026.

Net revenue	Adjusted EBITDA[1]	Recurring Adjusted EBITDA[1]
R$ 44.4 billion	R$ 4.6 billion	R$ 3.1 billion

Net income	Cash generation from operations	Cash generation from operations ex-subsidies and draft discount²
R$ 2.7 billion	R$ 140 million	R$ 2.8 billion

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

2 Disregards the settlement of R$ 1,982 million of draft discount for suppliers and R$ 661 million of the balance related to imported diesel subsidies

Highlights

  Continuity of Ultrapar’s good operating results
-	Strong recurring EBITDA growth, primarily driven by Ipiranga's results
-	Net income of R$ 2.7 billion, reflecting better operating results and extraordinary tax credits
-	Operating cash flow generation of R$ 2,784 million, disregarding the settlement of R$ 1,982 million of draft discount for suppliers and R$ 661 million of the balance related to imported diesel subsidies
-	Financial strength, with a leverage of 1.0x, even after the distribution of R$ 1.086 billion in dividends and the repurchase of 4.8 million shares during the quarter
  Distribution of R$ 1.1 billion in dividends related to 2026, equivalent to R$ 1.00 per share or dividend yield of 3.3%, to be paid on December 3

  Advances in the growth, productivity and value creation agenda
-	Commencement of Ultracargo’s operation in Suape and Itaqui
-	Opening of Ultragaz’s new biomethane refueling station in Paulínia, with capacity to refuel approximately 200 trucks per day
-	Early settlement of Hidrovias debentures (higher-cost prepayable debt)
  Advances in the institutional agenda
-	Ultragaz’s significant participation in the “Gás do Povo” program, which currently reaches approximately 15 million families across the country
-	Advances in combating irregularities in the fuel sector, with the beginning of classification of taxpayers as persistent debtors
-	Ipiranga’s participation in the imported diesel subsidy program, reinforcing its commitment to supply and helping to mitigate the impacts of the international scenario on fuel prices in Brazil
  Ultra Day, an annual event with investors and analysts to present the Company’s strategy and its businesses. The presentation is available on the investor relations website, at link
68

3Q26 Earnings Release

Considerations on the financial and operational information

The financial information presented on this document was extracted from the interim financial information (“Quarterly Information”) for the period from July 1 to September 30, 2026, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34, issued by the IASB, and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”).

Information on Ipiranga, Ultragaz, Ultracargo, and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that preceded them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization), Adjusted EBITDA and recurring Adjusted EBITDA are presented in accordance with Resolution 156, issued by the CVM in June 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers, amortization of fair value adjustments and capital loss of associates, and the mark-to-market of energy future contracts. Regarding recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. The calculation of EBITDA from net income is detailed in the table below.

In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact disclosed to the market, consolidating its results as of that date. From that moment, Hidrovias’ results began to be incorporated into Ultrapar’s EBITDA, while the period prior to the acquisition of control remained recorded using the equity method. As announced, Hidrovias completed the sale of its coastal navigation operation in November 2025; with the related balances having been presented as a discontinued operation since 1Q25.

69

3Q26

R$ million

ULTRAPAR		Quarter		Year-to-date
	3Q26	3Q25	2Q26	9M26	9M25
Net Income	2,697	772	1,677	5,289	2,286
(+) Income and social contribution taxes	1,194	255	793	2,485	844
(+) Net financial (income) expenses	205	401	520	1,124	612
(+) Depreciation and amortization¹	447	449	429	1,311	1,137
EBITDA	4,544	1,878	3,420	10,209	4,879
Accounting adjustment
(+) Amortization of contractual assets with customers – exclusive and amortization of fair value adjustments on associates’ acquisition	133	121	149	429	340
(+) MTM of energy futures contracts	(45)	(58)	(45)	(159)	(25)
(+/-) Hedge accounting	-	6	-	-	10
Adjusted EBITDA	4,632	1,946	3,524	10,480	5,205
Ipiranga	3,823	1,085	2,773	8,253	3,115
Ultragaz	457	463	344	1,186	1,298
Ultracargo	142	134	159	467	441
Hidrovias²	298	332	322	813	516
Holding and other companies
Holding	(56)	(51)	(54)	(166)	(161)
Other companies	(33)	(17)	(20)	(74)	(38)
Extraordinary expenses/provisions from divestments	-	-	-	-	32
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	5	(7)	9	23	(47)
(-) Extraordinary credits (Ipiranga)	(1,549)	(185)	-	(1,549)	(673)
(-) Earn-out / impairment Stella (Ultragaz)	10	-	124	134	-
(-) Extraordinary expenses/provisions from divestments	-	-	-	-	(32)
(-) Assets write-off and Coastal Navigation impairment (Hidrovias)	5	29	-	(7)	(19)
Recurring Adjusted EBITDA	3,103	1,783	3,657	9,080	4,434
Ipiranga	2,280	892	2,782	6,727	2,396
Ultragaz	467	463	468	1,320	1,298
Ultracargo	142	134	159	467	441
Hidrovias²	303	361	322	806	498
Holding and other companies
Holding	(56)	(51)	(54)	(166)	(161)
Other companies	(33)	(17)	(20)	(74)	(38)

¹ Does not include amortization of contractual assets with customers – exclusive rights

² 1Q25 figures considered in 9M25 refer to the share of proﬁt (loss) of subsidiaries, joint ventures and associates in Hidrovias

70

3Q26

R$ million

ULTRAPAR	Quarter					Year-to-date
	3Q26	3Q25	2Q26	3Q26 x 3Q25	3Q26 x 2Q26	9M26	9M25	9M26 x 9M25
Net revenue	44,432	37,088	41,521	20%	7%	122,704	104,505	17%
Cost of products sold	(38,813)	(34,588)	(36,903)	12%	5%	(109,293)	(97,708)	12%
Gross profit	5,619	2,501	4,619	125%	22%	13,411	6,797	97%
Selling, general and administrative	(1,425)	(1,175)	(1,439)	21%	-1%	(4,183)	(3,484)	20%
Results from disposal of assets	(18)	(16)	(134)	15%	-87%	(152)	(39)	291%
Other operating results	(48)	127	(35)	-138%	36%	(106)	494	-122%
Adjusted EBITDA	4,632	1,946	3,524	138%	31%	10,480	5,205	101%
Recurring Adjusted EBITDA¹	3,103	1,783	3,657	74%	-15%	9,080	4,434	105%
Depreciation and amortization²	(580)	(570)	(578)	2%	0%	(1,740)	(1,477)	18%
Financial Results	(205)	(401)	(520)	-49%	-61%	(1,124)	(612)	84%
Net income	2,697	772	1,677	249%	61%	5,289	2,286	131%
Investments	618	756	517	-18%	19%	1,693	1,716	-1%
Cash flow from operating activities	140	2,129	4,789	-93%	-97%	6,032	3,071	96%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 44,432 million (+20% vs 3Q25 and +7% vs 2Q26), mainly reflecting higher revenues of Ipiranga.

Recurring Adjusted EBITDA – Total of R$ 3,103 million (+74% vs 3Q25), highlighting Ipiranga’s results. Compared to 2Q26, there was a 15% decrease, mainly due to lower results of Ipiranga.

Results from the Holding and other companies – Negative result R$ 89 million, comprising: (i) R$ 56 million in Holding expenses (R$ 5 million higher than in 3Q25), and (ii) R$ 33 million in expenses from the other companies, mainly due to the negative results of Refinaria Riograndense and Virtu GNL.

Depreciation and amortization – Total R$ 580 million (+2% vs 3Q25), with higher expenses at Ultragaz and Ultracargo, partially offset by lower amortization expenses of contractual assets at Ipiranga. Compared to 2Q26, depreciation and amortization expenses remained stable.

Financial result – Expenses of R$ 205 million (improvement of R$ 196 million vs 3Q25), mainly resulting from the positive effect of R$ 249 million of mark-to-market in 3Q26, compared to the negative effect of R$ 63 million in 3Q25, partially offset by monetary adjustment of R$ 134 million of extraordinary tax credits in 3Q25. Compared to 2Q26, there was an improvement of R$ 315 million, mainly due to mark-to-market (negative R$ 127 million in 2Q26).

Net income – Total of R$ 2,697 million (+249% vs 3Q25 and 61% vs 2Q26), reflecting better operating results, the recognition of extraordinary tax credits, and lower financial results.

Cash flow from operating activities – Operating cash generation of R$ 140 million, against R$ 2,129 million in 3Q25. The better operating results were partially offset by higher working capital investment, concentrated at Ipiranga, mainly due to the settlement of R$ 1,982 million of draft discount for suppliers and the balance of R$ 661 million related to imported fuel subsidies. Excluding the settlement of draft discount for suppliers and the balance related to subsidies, the operating cash generation would have been R$ 2,784 million in 3Q26.

71

3Q26

R$ million

IPIRANGA	Quarter					Year-to-date
	3Q26	3Q25	2Q26	3Q26 x 3Q25	3Q26 x 2Q26	9M26	9M25	9M26 x 9M25
Total volume (‘000 m³)	6,735	6,170	6,173	9%	9%	18,929	17,480	8%
Diesel	3,580	3,284	3,208	9%	12%	9,814	8,984	9%
Otto cycle	3,054	2,770	2,868	10%	6%	8,812	8,169	8%
Others¹	101	116	97	-13%	4%	304	327	-7%
Net revenues	40,205	32,975	37,462	22%	7%	110,777	93,505	18%
Cost of products sold and services provided	(35,678)	(31,595)	(33,978)	13%	5%	(100,468)	(89,449)	12%
Gross profit	4,527	1,380	3,484	228%	30%	10,309	4,056	154%
Gross margin (R$/m³)	672	224	564	201%	19%	545	232	135%
Selling, general and administrative	(956)	(691)	(970)	38%	-1%	(2,811)	(2,226)	26%
Results from disposal of assets	(5)	7	(9)	-173%	-41%	(23)	47	-148%
Other operating results	(39)	115	(40)	-134%	-4%	(123)	406	-130%
Adjusted EBITDA	3,823	1,085	2,773	253%	38%	8,253	3,115	165%
Adjusted EBITDA margin (R$/m³)	568	176	449	223%	26%	436	178	145%
Non-recurring²	(1,543)	(193)	9	701%	n/a	(1,526)	(719)	112%
Recurring Adjusted EBITDA	2,280	892	2,782	156%	-18%	6,727	2,396	181%
Recurring Adjusted EBITDA margin (R$/m³)	339	145	451	134%	-25%	355	137	159%
Depreciation and amortization³	303	283	314	7%	-4%	915	848	8%
Recurring Adjusted LTM EBITDA	7,793	3,240	6,405	141%	22%	7,793	3,240	141%
Recurring Adjusted LTM EBITDA margin (R$/m³)	307	138	258	123%	19%	307	138	123%

¹ Fuel oils, arla 32, kerosene, lubricants and greases; ² Non-recurring items described in the EBITDA calculation table – page 2

³ Includes amortization of contractual assets with customers – exclusive rights

Operational performance – The total volume sold reflected the continued market recovery, associated with the reduction of irregularities in the sector, as well as the ongoing effects of volatility related to the conflict in the Middle East, to a lesser extent. Ipiranga’s volume increased above market average, with an increase of 9% vs 3Q25, of which +9% in diesel and 10% in the Otto cycle. Compared to 2Q26, sales volume increased by 9%, mainly due to the seasonality between the periods.

Net revenues – Total of R$ 40,205 million (+22% vs 3Q25 and +7% vs 2Q26), mainly due to higher sales volume and the pass-through of higher fuel acquisition costs, particularly diesel, in view of a higher share of imported products to meet the demands of our network of service stations and consumers.

Cost of products sold – Total of R$ 35,678 million (+13% vs 3Q25), due to higher sales volume and higher fuel acquisition costs, particularly diesel, partially offset by the recognition of extraordinary tax credits. Compared to 2Q26, there was an increase of 5%, due to the same reasons.

Selling, general and administrative expenses – Total of R$ 956 million (+38% vs 3Q25), due to: (i) higher variable compensation, in line with the progression of results, (ii) higher allowance for expected credit losses, (iii) higher freight expenses, driven by higher sales volume and higher diesel costs, (iv) lower contingency expenses in 3Q25, and (v) higher expenses to support the growth of retail businesses. Compared to 2Q26, there was a 1% decrease.

Result from disposal of assets – Negative result totaling R$ 5 million (vs positive result of R$ 7 million in 3Q25), mainly due to lower sale of real estate and one-off asset write-offs. Compared to 2Q26, there was a R$ 4 million improvement, with lower asset write-offs.

Other operating results – Expenses of R$ 39 million (vs positive results of R$ 115 million in 3Q25), mainly due to the recognition of R$ 185 million in extraordinary tax credits in 3Q25. Compared to 2Q26, expenses remained virtually stable.

Recurring Adjusted EBITDA – Total of R$ 2,280 million (vs R$ 892 million in 3Q25), reflecting: (i) volume growth above the market, and consequent scale gains, (ii) structural effects related to the continued improvement in a competitive environment with advances in combating irregularities, and (iii) conjunctural effects, associated with the conflict in the Middle East,(iv) partially offset by the increase in operating expenses.  Compared to 2Q26, there was a R$ 502 million decrease, due to the reduced impact of the conflict's effects, including inventory, reflecting a context of greater product supply and higher imports with diesel subsidies, and less logistical flexibility with the high volume traded.

Investments – R$ 367 million was invested, allocated to the expansion and maintenance of its service stations and franchises network, in addition to enhancement of the technology platform, focusing on the replacement of the ERP system, with completion scheduled for 2027. Of the total, R$ 222 million refers to additions to fixed and intangible assets and R$ 145 million to contractual assets with customers (exclusive rights).

72

3Q26

R$ million

ULTRAGAZ	Quarter					Year-to-date
	3Q26	3Q25	2Q26	3Q26 x 3Q25	3Q26 x 2Q26	9M26	9M25	9M26 x 9M25
Total volume (‘000 ton)	458	446	418	3%	10%	1,281	1,285	0%
Bottled	291	289	264	0%	10%	814	823	-1%
Bulk	167	157	154	7%	9%	467	462	1%
Net revenues	3,371	3,209	3,194	5%	6%	9,530	9,199	4%
Cost of products sold	(2,708)	(2,531)	(2,506)	7%	8%	(7,571)	(7,407)	2%
Gross profit	663	678	689	-2%	-4%	1,959	1,792	9%
Selling, general and administrative	(268)	(270)	(284)	0%	-5%	(812)	(780)	4%
Results from disposal of assets	(8)	0	(124)	n/a	-94%	(132)	(17)	700%
Other operating results	(2)	4	4	-150%	-150%	5	21	-79%
Operating income	385	413	285	-7%	35%	1,019	1,017	0%
MTM of energy futures contracts	(45)	(58)	(45)	-23%	0%	(159)	(25)	543%
Adjusted EBITDA¹	457	463	344	-1%	33%	1,186	1,298	-9%
Adjusted EBITDA margin (R$/ton)	998	1,039	824	-4%	21%	926	1,011	-8%
Non-recurring²	10	-	124	n/a	-92%	134	-	n/a
Recurring Adjusted EBITDA	467	463	468	1%	0%	1,320	1,298	2%
Recurring Adjusted EBITDA margin (R$/ton)	1,020	1,039	1,120	-2%	-9%	1,030	1,011	2%
Depreciation and amortization	116	108	104	8%	12%	325	305	7%
Recurring Adjusted LTM EBITDA	1,794	1,740	1,790	3%	0%	1,794	1,740	3%
Recurring Adjusted LTM EBITDA margin (R$/ton)	1,051	1,011	1,056	4%	-1%	1,051	1,011	4%

¹ Includes contribution from the result of new energies

² Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – The volume of LPG sold totaled 458 thousand tons in 3Q26 (+3% vs 3Q25), as a result of market recovery actions. The volume remained stable in the bottled segment and increased by 7% in the bulk segment, with new clients and a gradual improvement in industrial demand, especially for special gases segment. Compared to 2Q26, the 10% increase reflected market recovery initiatives and seasonality between periods.

Net revenues – Total of R$ 3,371 million (+5% vs 3Q25), mainly due to higher sales volume, a more favorable sales mix, and a higher contribution from the new energies segment, partially offset by the pass-through of costs. Compared to 2Q26, net revenues increased by 6%, mainly driven by higher sales volume.

Cost of products sold – Total of R$ 2,708 million (+7% vs 3Q25), reflecting higher sales volume, higher LPG acquisition costs and higher logistics costs, resulting from increased diesel prices and supply chain dynamics, as well as costs related to the new energies segment. Compared to 2Q26, cost of products sold increased by 8%, mainly due to higher volume and higher logistics costs.

Selling, general and administrative expenses – Total of R$ 268 million, stable compared to 3Q25, due to higher freight and personnel expenses, offset by lower expenses with new energies after the sale of Stella, and lower expenses with institutional campaign. Compared to 2Q26, expenses were 5% lower, mainly due to lower expenses with new energies, lower allowance for expected credit losses, and concentration of one-off expenses related to the institutional campaign in 2Q26.

Result from disposal of assets – Negative result of R$ 8 million, with a non-recurring impact from the residual write-off of investments related to the sale of Stella.

Recurring Adjusted EBITDA – Total of R$ 467 million (+1% vs 3Q25), reflecting higher sales volume, a more favorable sales mix for LPG and a higher contribution from the new energies segment, partially offset by lower margins in LPG, pressured by market dynamics and logistics costs. Compared to 2Q26, EBITDA remained stable, with higher sales volume and a higher contribution from the new energies segment offset by lower margins in LPG.

Investments – R$ 141million was invested in 3Q26, mainly allocated to the acquisition and replacement of bottles, the evolution of the technology platform (focusing on the ERP replacement), and the expansion of the bulk segment.

73

3Q26

R$ million

ULTRACARGO	Quarter					Year-to-date
	3Q26	3Q25	2Q26	3Q26 x 3Q25	3Q26 x 2Q26	9M26	9M25	9M26 x 9M25
Installed capacity¹ (‘000 m³)	1,228	1,097	1,156	12%	6%	1,179	1,077	9%
m³ sold (‘000 m³)	4,461	3,845	4,421	16%	1%	13,341	11,573	15%
Net revenues	275	243	265	13%	4%	816	760	7%
Cost of services provided	(136)	(115)	(116)	18%	17%	(370)	(323)	15%
Gross profit	140	127	149	10%	-6%	446	437	2%
Gross margin (%)	51%	52%	56%	-1.7p.p.	-5.5p.p.	55%	57%	-2.8p.p.
Selling, general and administrative	(52)	(41)	(38)	25%	36%	(132)	(128)	3%
Results from disposal of assets	(0)	(0)	(0)	n/a	n/a	0	0	n/a
Other operating results	2	3	2	-43%	-20%	6	10	-43%
Adjusted EBITDA	142	134	159	6%	-11%	467	441	6%
Adjusted EBITDA margin (%)	52%	55%	60%	-3.7p.p.	-8.5p.p.	57%	58%	-0.9p.p.
Adjusted EBITDA margin (R$/m³ capacity)	39	41	46	-5%	-16%	44	46	-3%
Depreciation and amortization²	52	46	47	14%	11%	147	121	21%
Adjusted LTM EBITDA	611	611	603	0%	1%	611	611	0%
Adjusted LTM EBITDA margin (%)	57%	59%	58%	-1.9p.p.	-1.0p.p.	57%	59%	-1.9p.p.

¹ Monthly average

² Includes amortization of fair value adjustments on associates acquisition

Operational performance – The average installed capacity increased by 12% compared to 3Q25, with the addition of new capacities in Suape, Santos, Itaqui, Rondonópolis and Opla. The m³ sold increased by 16%, mainly due to the ramp-up of expansions, highlighting Santos, Rondonópolis, and Opla, in addition to the gradual recovery in demand for fuel import storage, even in a less favorable context of import parity and high market volatility. Compared to 2Q26, there was a 1% increase, with higher handling in Aratu, Suape, Itaqui and Opla, partially offset by lower handling in Rondonópolis.

Net revenues – Total of R$ 275 million (+13% vs 3Q25), mainly driven by higher m³ sold, highlighting Santos, Aratu, Opla and Suape, partially offset by a less favorable mix, with higher share of inland bases. Compared to 2Q26, there was a 4% increase, reflecting higher m³ sold and a more favorable mix for operations.

Cost of services provided – Total R$ 136 million (+18% vs 3Q25), due to higher m³ sold, higher depreciation resulting from capacity expansions, and increased personnel and maintenance costs. Compared to 2Q26, there was a 17% increase, due to the same factors and the one-off reversals of provisions for contingencies that impacted the previous quarter.

Selling, general and administrative expenses – Total of R$ 52 million (+25% vs 3Q25 and +36% vs 2Q26), mainly due to higher personnel expenses and allowance for expected credit losses, in addition to reversals of provisions that favored the comparative bases for 3Q25 and 2Q26.

Adjusted EBITDA – Total of R$ 142 million (+6% vs 3Q25), reflecting a higher m³ sold, partially offset by a less favorable mix and higher costs and expenses associated with the expansion of operations and the ramp-up of new capacities. Compared to 2Q26, there was an 11% decrease, with higher m³ sold, offset by higher costs and expenses and by one-off effects in 2Q26.

Investments – R$ 51 million was invested in 3Q26, mainly allocated to efficiency, maintenance and operational security projects, the completion of commissioning, the expansion of Itaqui and Suape, and the beginning of earthworks in Miritituba.

74

3Q26

R$ million

HIDROVIAS DO BRASIL	Quarter					Year-to-date
	3Q26	3Q25	2Q26	3Q26 x 3Q25	3Q26 x 2Q26	9M26	9M25	9M26 x 9M25
Total volume (‘000 ton)	3,933	5,182	4,239	-24%	-7%	11,374	14,266	-20%
Net Revenue	653	705	664	-7%	-2%	1,762	1,931	-9%
Net operating revenue	653	711	664	-8%	-2%	1,762	1,956	-10%
Hedge accounting	-	(6)	-	-100%	n/a	-	(25)	-100%
Costs of services provided	(278)	(300)	(283)	-7%	-2%	(804)	(850)	-5%
Depreciation and amortization (costs)	(77)	(83)	(79)	-7%	-3%	(242)	(256)	-6%
Gross profit	297	322	302	-8%	-2%	717	824	-13%
Gross margin (%)	46%	46%	45%	-0.1p.p.	0.1p.p.	41%	43%	-2.0p.p.
Selling, general and administrative	(65)	(76)	(67)	-15%	-3%	(170)	(186)	-9%
Depreciation and amortization (expenses)	(6)	(7)	(8)	-16%	-26%	(20)	(24)	-17%
RDA/Other operating results	(18)	(20)	(2)	-11%	789%	6	(91)	-107%
Equity accounting	6	17	9	-63%	-31%	18	27	-33%
Adjusted EBITDA	298	332	322	-10%	-7%	813	856	-5%
Adjusted EBITDA margin (%)	46%	47%	48%	-1.0p.p.	-2.7p.p.	46%	44%	2.4p.p.
Non-recurring¹	5	29	-	-84%	n/a	(7)	109	-106%
Recurring Adjusted EBITDA	303	361	322	-16%	-6%	806	965	-16%
Continuing operations	303	330	322	-8%	-6%	806	890	-9%
Discontinued operations	-	30	-	n/a	n/a	-	75	n/a
Recurring Adjusted EBITDA margin (%)	46%	51%	48%	-4.3p.p.	-2.0p.p.	46%	49%	-3.6p.p.

Depreciation and amortization	83	90	87	-8%	-5%	262	281	-7%
Recurring Adjusted LTM EBITDA	966	957	1,024	1%	-6%	966	957	1%
Recurring Adjusted LTM EBITDA margin (%)	43%	44%	44%	-1.6p.p.	-1.5p.p.	43%	44%	-1.6p.p.

¹ Non-recurring items for 3Q26 are described in the EBITDA calculation table – page 2. Regarding the comparative periods, non-recurring items can be consulted directly in the Earnings Release, on the company’s website. Results Center - Hidrovias IR

The table above presents Hidrovias’ full results since January 2025, as disclosed by the company on its Investor Relations website. The figures were maintained as originally published, reflecting the complete quarterly results.

Operational performance – Total volume handled was 3,933 thousand tons (-24% vs 3Q25), mainly reflecting the sale of Coastal Navigation. In continuing operations, volume decreased by 8%, with lower demand for corn exports and less fertilizer handling in the North, as well as lower volume in Paraguay, partially offset by growth in Santos. Compared to 2Q26, volume was 7% lower, mainly due to seasonality, with lower draft and, consequently, lower cargo capacity per convoy.

Net revenues (ex-hedge accounting) – Total of R$ 653 million, (-8% vs 3Q25), mainly impacted by the sale of Coastal Navigation. In continuing operations, revenues remained stable, with lower volume and the negative exchange rate effect on the conversion of Paraguayan results offset by the pass-through of higher navigation fuel costs. Compared to 2Q26, there was a 2% decrease, reflecting lower volume, partially offset by the pass-through of fuel costs and the positive exchange rate effect in Paraguay.

Cost of services provided – Total of R$ 278 million (-7% vs 3Q25), mainly due to the sale of Coastal Navigation. In continuing operations, there was a 4% increase, mainly due to higher fuel costs, partially offset by lower personnel and maintenance costs. Compared to 2Q26, costs decreased by 2%, in line with the lower volume handled.

Selling, general and administrative expenses – Total of R$ 65 million (-15% vs 3Q25 and -3% vs 2Q26). In continuing operations, there was a decrease of 13% vs 3Q25 and of 2% vs 2Q26, mainly due to lower variable compensation provisions, in line with performance during the period.

Recurring Adjusted EBITDA – Total of R$ 303 million (-16% vs 3Q25). In continuing operations, there was an 8% decrease, mainly reflecting the lower volume handled and the lower share of profit (loss) of subsidiaries, joint ventures and associates results (Southern JVs). Compared to 2Q26, there was a 6 % decrease, mainly due to seasonality of the period.

Investments – R$ 55 million was invested in 3Q26, mainly allocated to the Floating Tipper project and the scheduled maintenance of push boats in Paraguay.

75

3Q26

R$ million

ULTRAPAR – Indebtedness	Quarter
	3Q26	3Q25	2Q26
Cash and cash equivalents¹	9,052	6,668	10,687
Gross debt¹	(18,208)	(17,188)	(17,863)
Leases payable	(1,750)	(1,708)	(1,700)
Derivative financial instruments¹	(96)	185	12
Net debt	(11,002)	(12,043)	(8,864)
Adjusted LTM EBITDA²	10,620	7,058	9,482
Net debt/Adjusted LTM EBITDA²	1.0x	1.7x	0.9x
Draft discount for suppliers	-	-	(1,982)
Financial liabilities of customers (vendor)	(26)	(97)	(39)
Net debt + draft discount + vendor	(11,028)	(12,140)	(10,886)
Net debt + draft discount + vendor/Adjusted LTM EBITDA²	1.0x	1.7x	1.1x
Average gross debt duration (years)	2.8	3.6	2.9
Average cost of gross debt	108% DI	102% DI	108% DI
	DI +1.1%	DI +0.3%	DI +1.1%
Average cash yield (% DI)³	94%	96%	97%

¹ For further information, please see note 26 of Ultrapar’s financial statements

² Adjusted LTM EBITDA does not include LC 192 and impairment. Includes the effect of Hidrovias’ Adjusted EBITDA for the last 12 months (excluding the effects of impairment and result of coastal navigation) and excludes the effects of share of profit (loss) of subsidiaries, joint ventures and associates recorded at Ultrapar.

³ Disregards funds invested abroad for debt protection

Ultrapar ended 3Q26 with net debt of R$ 11,002 million and leverage of 1.0x Adjusted LTM EBITDA, compared to R$ 8,864 million in 2Q26 and 0.9x Adjusted LTM EBITDA. The increase in net debt mainly reflected the settlement of R$ 1,982 million in draft discount for suppliers, the payment of R$ 1,086 million in dividends in September 2026, and the working capital investment at Ipiranga, highlighting the R$ 661 million in receivables related to imported fuel subsidies.

Considering the draft discount for suppliers and vendor transactions, adjusted net debt totaled R$ 11,028 million in 3Q26, virtually stable compared to R$ 10,886 million in 2Q26, while leverage decreased from 1.1x to 1.0x Adjusted LTM EBITDA.

76

3Q26

Cash and maturity profile and breakdown of the gross debt (R$ million):

9,052
5,452
3,246
4,324
944
2,700
1,541
Cash and cash equivalents
Up to 1 year
From 1 to 2 years
From 2 to 3 years
From 3 to 4 years
From 4 to 5 years
> 5 years

48%
52%
100.0%
Local currency
Foreign currency
Hedge
Non hedge

77

3Q26

Updates on sustainability themes

Ultra Group has made progress towards its goal of strengthening the culture of integrity in its 2030 Sustainability Plan. In the 2026 Hearts & Minds assessment, most businesses reached the Generative level, the highest stage of maturity in the methodology.

Ipiranga held another edition of Dia D+ Segurança, reinforcing safety practices and risk prevention among employees and leaders.

Ultragaz strengthened its presence in the biomethane market, opening a refueling station in Paulínia (SP), with a capacity of up to 20,000 m³/day and fueling approximately 200 trucks.

Ultracargo achieved 30th place in the Logistics Infrastructure category of Valor Inovação Brasil 2026, for the development of intelligent logistics corridors, contributing to the integration of different transport modes and the connection between producing regions, industrial hubs, ports and consumer centers.

Hidrovias do Brasil launched the Hidrovias+Segura program, aimed at strengthening the culture of safety and risk management in the operations.

In September, ICONIC, in partnership with Escola do Mecânico, completed the second professional training course in automotive mechanics for people in situations of social vulnerability in Duque de Caxias (RJ), contributing to expanding employment opportunities and income generation.

ULTRAPAR - Capital markets	Quarter
	3Q26	3Q25	2Q26
Final number of shares (‘000)	1,115,850	1,115,850	1,115,850
Market cap¹ (R$ million)	42,012	24,515	29,079
B3
Average daily trading volume (‘000 shares)	10,376	5,302	6,012
Average daily financial volume (R$ thousand)	349,261	97,953	167,405
Average share price (R$/share)	33.66	18.47	27.85
NYSE
Quantity of ADRs² (‘000 ADRs)	70,308	70,253	70,242
Average daily trading volume (‘000 ADRs)	3,708	1,898	2,966
Average daily financial volume (US$ thousand)	24,249	6,464	16,338
Average share (US$/ADRs)	6.54	3.41	5.51
Total
Average daily trading volume (‘000 shares)	14,084	7,200	8,978
Average daily financial volume (R$ thousand)	473,887	133,139	249,988

¹ Calculated on the closing share price for the period

² 1 ADR = 1 common share

78

3Q26

The average daily trading volume of Ultrapar’s shares, considering B3 and NYSE, was R$ 474 million/day in 3Q26 (+256% vs 3Q25). Ultrapar’s shares closed 3Q26 at R$ 37.65 on B3, up 44% in the quarter, while Ibovespa index appreciated by 8% in the same period. On the NYSE, Ultrapar’s shares rose 46%, while the Dow Jones index decreased by 3% in the quarter. At the end of 3Q26, Ultrapar reached a market cap of approximately R$ 42 billion.

UGPA3 x Ibovespa performance

(Base 100)

3Q26 conference call

Ultrapar will host a conference call with analysts and investors on November 12, 2026 to comment on the Company’s performance in the third quarter of 2026. The presentation will be available for download on the Company’s website 30 minutes prior to the start. The conference call will be broadcast via Zoom and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 (BRT) / 09:00 (EDT)

Access link via Zoom

Participants in Brazil and international: click here.

79

3Q26

R$ million

ULTRAPAR – Balance sheet	Sep 26	Sep 25	Continuing Op.	Discontinued Op.	Jun 26

ASSETS
Cash and cash equivalents	3,012	2,550	2,534	16	4,645
Financial investments and other financial assets	3,316	1,491	1,490	1	4,606
Derivative instruments	973	181	181	-	301
Trade receivables and reseller financing	5,399	4,270	4,212	57	4,747
Inventories	5,853	3,843	3,824	19	5,463
Recoverable taxes	3,119	2,024	1,992	31	2,175
Energy trading futures contracts	319	236	236	-	320
Prepaid expenses	168	166	166	-	173
Contractual assets with customers – exclusive rights	655	663	663	-	661
Others	336	317	289	28	382
Assets held for sale	-	-	709	-	-
Total current assets	23,151	15,741	16,297	153	23,472
Financial investments and other financial assets	2,724	2,628	2,609	19	1,436
Derivative instruments	617	655	655	-	607
Trade receivables and reseller financing	678	797	797	-	736
Deferred income and social contribution taxes	704	925	849	77	782
Recoverable taxes	4,133	3,924	3,924	-	3,637
Energy trading futures contracts	854	424	424	-	832
Escrow deposits	526	503	481	22	505
Prepaid expenses	99	57	57	-	88
Contractual assets with customers - exclusive rights	1,458	1,473	1,473	-	1,453
Related parties	40	91	91	-	55
Other receivables	258	415	406	9	240
Investments in subsidiaries, joint ventures and associates	623	397	506	(109)	631
Right-of-use assets	1,940	1,927	1,927	-	1,898
Property, plant and equipment	12,086	12,205	11,829	376	12,057
Intangible assets	3,411	3,402	3,239	163	3,344
Total non-current assets	30,151	29,824	29,268	556	28,300
Total assets	53,302	45,565	45,565	709	51,772
LIABILITIES
Trade payables	4,625	3,429	3,413	16	4,988
Trade payables - draft discount for suppliers	-	-	-	-	1,982
Loans, financing and debentures	5,452	2,705	2,642	63	4,449
Derivative instruments	1,112	206	206	-	266
Salaries and related charges	635	549	544	5	502
Taxes payable	1,326	543	524	19	649
Leases payable	339	336	336	-	318
Energy trading futures contracts	231	175	175	-	235
Financial liabilities of customers (vendor)	24	76	76	-	36
Dividends payable	53	17	17	-	37
Others	1,072	535	535	-	820
Liabilities held for sale	-	-	442	-	-
Total current liabilities	14,870	8,570	8,910	102	14,281
Loans, financing and debentures	12,756	14,483	14,143	340	13,414
Derivative instruments	599	376	376	-	512
Energy trading futures contracts	425	170	170	-	443
Provision for tax, civil and labor risks	498	628	628	-	467
Post-employment benefits	197	213	213	-	197
Leases payable	1,411	1,371	1,371	-	1,383
Financial liabilities of customers (vendor)	2	21	21	-	4
Others	1,091	1,065	1,065	-	1,047
Total non-current liabilities	16,978	18,328	17,988	340	17,465
Total liabilities	31,847	26,898	26,898	442	31,746
EQUITY
Share capital	7,987	7,987	7,987	-	7,987
Reserves	8,288	7,243	7,243	-	8,288
Treasury shares	(941)	(827)	(827)	-	(798)
Others	4,018	1,985	1,985	-	2,481
Non-controlling interests	2,102	2,279	2,279	-	2,068
Total equity	21,454	18,667	18,667	-	20,026
Total liabilities and equity	53,302	45,565	45,565	442	51,772

Cash and cash equivalents	9,052	6,668			10,687
Gross debt	(18,208)	(17,188)			(17,863)
Derivative financial instruments	(96)	185			12
Leases Payable	(1,750)	(1,708)			(1,700)
Net debt	(11,002)	(12,043)			(8,864)

80

3Q26

R$ million

ULTRAPAR – Income statement	3Q26	3Q25	Continued op.	Discontinued op.	2Q26	9M26	9M25

Net revenues from sales and services	44,432	37,088	37,034	54	41,521	122,704	104,505
Cost of products sold and services provided	(38,813)	(34,588)	(34,556)	(31)	(36,903)	(109,293)	(97,708)
Gross profit	5,619	2,501	2,478	23	4,619	13,411	6,797
Operating revenues (expenses)
Selling and marketing	(819)	(604)	(604)	-	(809)	(2,292)	(1,854)
General and administrative	(606)	(571)	(569)	(2)	(630)	(1,891)	(1,630)
Results from disposal of assets	(18)	(16)	13	(29)	(134)	(152)	(39)
Other operating results	(48)	127	124	3	(35)	(106)	494
Operating income	4,128	1,437	1,441	(5)	3,010	8,970	3,768
Financial results
Financial income	606	375	373	2	207	1,792	1,200
Financial expenses	(811)	(777)	(774)	(2)	(728)	(2,916)	(1,812)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(31)	(8)	(8)	-	(19)	(70)	(116)
Amortization of fair value adjustments on associates acquisition	(0)	(0)	(0)	-	(0)	(1)	(1)
Gain (loss) on obtaining control of an affiliate	-	-	-	-	-	-	91
Income before taxes and social contribution taxes	3,891	1,027	1,032	(5)	2,470	7,774	3,130
Income and social contribution taxes
Current	(1,094)	(252)	(253)	1	(478)	(2,065)	(720)
Deferred	(100)	(3)	(5)	2	(315)	(421)	(123)
Net income	2,697	772	775	(2)	1,677	5,289	2,286
Net income attributable to:
Shareholders of Ultrapar	2,621	709	709	-	1,549	5,045	2,130
Non-controlling interests in subsidiaries	77	63	63	-	128	244	156

Adjusted EBITDA	4,632	1,946	1,945	1	3,524	10,480	5,205
Non-recurring¹	(1,529)	(164)	(193)	29	133	(1,399)	(770)
Recurring Adjusted EBITDA	3,103	1,783	1,753	30	3,657	9,080	4,434
Depreciation and amortization²	580	570	570	-	578	1,740	1,477
Total investments³	618	756	740	16	517	1,693	1,716
MTM of energy futures contracts	(45)	(58)	(58)	-	(45)	(159)	(25)
Cash flow hedge	-	6	-	6	-	-	10

Ratios
Earnings per share (R$)	2.46	0.65			1.45	4.72	1.26
Net debt / Adjusted LTM EBITDA[4]	1.0x	1.7x			0.9x	1.0x	1.7x
Gross margin (%)	12.6%	6.7%			11.1%	10.9%	6.5%
Operating margin (%)	9.3%	3.9%			7.3%	7.3%	3.6%
Adjusted EBITDA margin (%)	10.4%	5.2%			8.5%	8.5%	5.0%
Recurring Adjusted EBITDA margin (%)	7.0%	4.8%			8.8%	7.4%	4.2%
Number of employees	11,767	10,947			11,557	11,767	10,947

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

³ Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use,  payment of grantsand rental advances (net of receipts)

4 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

81

3Q26

R$ million

ULTRAPAR – Cash flow statements	Year
	Jan-Sep 2026	Jan-Sep 2025
Cash flows from continuing operating activities
Net income	5,289	2,310
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	72	117
Amortization of contractual assets with customers - exclusive rights	428	339
Amortization of right-of-use assets	283	267
Depreciation and amortization	1,041	884
Interest and foreign exchange rate variations	1,409	674
Current and deferred income and social contribution taxes	2,485	859
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	152	(45)
Equity instrument granted	65	22
Fair value result of energy contracts	(159)	(25)
Provision for decarbonization - CBios	158	307
Revaluation of investment in associates	-	(91)
Provisions (reversal) for tax, civil and labor risks	55	(58)
Other provisions and adjustments	90	17
Cash flow from operating activities before changes in working capital	11,369	5,577
(Increase) decrease in assets
Trade receivables and reseller financing	(1,091)	(116)
Inventories	(1,607)	268
Recoverable taxes	(1,015)	(84)
Dividends received from subsidiaries, associates and joint ventures	2	11
Other assets	(78)	39
Increase (decrease) in liabilities
Trade payables and trade payables - draft discount for suppliers	(18)	(1,255)
Salaries and related charges	59	17
Taxes payable	(12)	3
Income and social contribution taxes payable	(1,026)	(733)
Other liabilities	308	12
Acquisition of CBios and carbon credits	(180)	(323)
Payments of contractual assets with customers - exclusive rights	(341)	(284)
Payment of contingencies	(42)	(20)
Income and social contribution taxes paid	(294)	(69)
Net cash generated (consumed) by continued operating activities	6,032	3,044
Net cash generated (consumed) by discontinued operating activities	-	27
Net cash generated (consumed) by operating activities	6,032	3,071
Cash flows from investing activities
Financial investments, net of redemptions	546	648
Acquisition of fixed assets and intangible assets	(1,240)	(1,335)
Capital increase and decrease in subsidiaries, associates and joint ventures	(181)	-
Cash provided by sale of investments and other assets	2	111
Acquisition of investments and other assets	(403)	(617)
Related parties	47	-
Cash acquired in business combination	-	1,172
Net cash provided (consumed) by continued investing activities	(1,229)	(21)
Net cash provided (consumed) by discontinued investing activities	-	(22)
Net cash provided (consumed) by investing activities	(1,229)	(43)
Cash flows from financing activities
Loans, financing and debentures
Proceeds	1,494	4,960
Repayments	(2,770)	(4,522)
Interest and derivatives (paid) or received	(1,926)	(1,262)
Payments of leases	(415)	(367)
Dividends paid	(1,096)	(899)
Payments of financial liabilities of customers	(53)	(98)
Capital increase made by non-controlling shareholders and redemption of shares	13	(12)
Related parties	-	(32)
Share buyback for treasury	(157)	(267)
Net cash provided (consumed) by financing continued activities	(4,911)	(2,499)
Net cash provided (consumed) by financing discontinued activities	-	(1)
Net cash provided (consumed) by financing activities	(4,911)	(2,499)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(55)	(62)
Increase (decrease) in cash and cash equivalents continued activities	(163)	462
Increase (decrease) in cash and cash equivalents discontinued activities	-	5
Cash and cash equivalents continued activities at the beginning of the period	3,175	2,072
Cash and cash equivalents discontinued activities at the beginning of the period	-	11
Cash and cash equivalents continued activities at the end of the period	3,012	2,534
Cash and cash equivalents discontinued activities at the end of the period	-	16

Non-cash transactions
Addition on right-of-use assets and leases payable	322	280
Addition on contractual assets with customers - exclusivity rights	14	59
Capital increase in associates with loan	28	-
Acquisition of fixed assets and intangible assets without cash effect	2	24

82

3Q26

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax.

R$ million

IPIRANGA - Employed capital	Sep 26	Sep 25	Jun 26
Operating Assets
Trade receivables and reseller financing	5,093	4,200	4,490
Inventories	5,437	3,421	5,057
Taxes	6,278	5,159	4,924
Recoverable income and social contribution taxes	420	335	390
Judicial deposits	375	336	359
Deferred income and social contribution taxes	304	549	350
Others	525	500	497
Contractual assets with customers - exclusive rights	2,113	2,136	2,114
Right-of-use assets (leases)	810	838	802
Investments	96	125	104
Property, plant and equipment	3,439	3,324	3,403
Intangible	1,447	1,113	1,402
Total operating assets	26,337	22,037	23,893
Operating liabilities
Trade payables and draft discount for suppliers	4,058	2,896	6,378
Salaries and related charges	306	233	230
Post-employment benefits	223	230	219
Taxes	145	128	134
Income and social contribution taxes payable	904	158	312
Deferred income and social contribution taxes	7	3	6
Provisions for tax, civil, and labor risks	402	438	372
Leases payable	694	688	691
Financial liabilities of customers (vendor)	26	97	39
Provision for decarbonization credit	(0)	(0)	(0)
Others	990	520	743
Total operating liabilities	7,756	5,390	9,124

Number of service stations	5,911	5,812	5,855
Number of employees	4,916	4,059	4,815

83

3Q26

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax.

R$ million

ULTRAGAZ - Employed capital	Sep 26	Sep 25	Jun 26
Operating Assets
Trade receivables	790	658	766
Inventories	269	239	256
Taxes	141	152	136
Recoverable income and social contribution taxes	29	25	27
Judicial deposits	46	49	44
Deferred income and social contribution taxes	133	89	112
Others	106	122	125
Right-of-use assets (leases)	234	179	198
Investments	4	5	4
Property, plant and equipment, net	1,760	1,601	1,751
Intangible assets, net	280	325	241
Total Operating Assets	3,792	3,443	3,659
Operating Liabilities
Trade payables	293	270	302
Salaries and related charges	173	150	138
Taxes	33	23	30
Income and social contribution taxes payable	114	88	69
Deferred income and social contribution taxes	172	121	157
Provisions for tax, civil, and labor risks	20	16	19
Leases payable	275	215	235
Others	115	136	130
Total Operating Liabilities	1,194	1,021	1,080

Number of employees	3,683	3,682	3,601

84

3Q26

R$ million

ULTRACARGO - Employed capital	Sep 26	Sep 25	Jun 26
Operating Assets
Trade receivables	50	41	73
Inventories	14	13	14
Taxes	1	0	0
Recoverable income and social contribution taxes	39	31	35
Judicial deposits	10	9	10
Deferred income and social contribution taxes	32	25	25
Others	25	22	25
Right-of-use assets (leases)	617	618	612
Investments	239	238	238
Property, plant and equipment, net	2,642	2,503	2,635
Intangible assets, net	288	286	287
Total Operating Assets	3,958	3,787	3,955
Operating Liabilities
Trade payables	68	81	65
Salaries and related charges	43	41	34
Taxes	14	17	15
Income and social contribution taxes payable	20	14	11
Deferred income and social contribution taxes	(0)	0	6
Provisions for tax, civil, and labor risks	6	12	4
Leases payable	537	560	526
Others	27	24	22
Total Operating Liabilities	715	749	683

Number of employees	898	853	898

85

3Q26

The balances of Hidrovias consider the effects of the business combination, including the fair value adjustments and capital loss of assets and liabilities, and thus differ from the information disclosed by Hidrovias to the market.

R$ million

HIDROVIAS - Employed capital	Sep 26	Sep 25	Jun 26
Operating Assets
Trade receivables	145	170	154
Inventories	134	170	136
Taxes	10	21	14
Recoverable income and social contribution taxes	187	204	205
Judicial deposits	78	94	76
Deferred income and social contribution taxes	127	107	112
Others	148	263	179
Right-of-use assets (leases)	275	286	281
Investments	145	25	138
Property, plant and equipment, net	4,102	4,646	4,128
Intangible assets, net	1,123	1,406	1,140
Total Operating Assets	6,474	7,391	6,563
Operating Liabilities
Trade payables	167	121	174
Salaries and related charges	58	82	62
Taxes	30	77	31
Income and social contribution taxes payable	49	35	46
Deferred income and social contribution taxes	520	508	519
Provisions for tax, civil, and labor risks	10	93	9
Leases payable	239	237	244
Others	169	149	156
Total Operating Liabilities	1,242	1,303	1,242

Number of employees	1,704	1,842	1,684

86

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 11th, 2026)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

November 11th, 2026, at 10:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares; and (v) the Executive Officers of the Company Businesses, Mr. Décio de Sampaio Amaral, Fulvius Tomelin, Leonardo Remião Linden and Tabajara Bertelli Costa.

Matter discussed and resolution:

1. After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

2. “Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the fiscal year of 2026, the Board of Directors approved the distribution of interim dividends in the total amount of R$ 1,085,087,153 (one billion, eighty-five million, eighty-seven thousand, one hundred and fifty-three Brazilian Reais). The holders of common shares of the Company are entitled to receive R$ 1.00 (one Brazilian Real) per share, excluding the shares held in the treasury account at this date. Such amount per share may be subject to taxation, in accordance with the applicable legislation.

3. It has also been determined that dividends declared herein will be paid as of December 3rd, 2026 onwards, with no remuneration or monetary adjustment. The record date to establish the right to receive the approved dividends (“record date”) will be November 23, 2026 in Brazil and November 25, 2026 in the United States of America. The shares of the Company will be traded “ex-dividend” on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) from November 24, 2026 and on the New York Stock Exchange (NYSE) from November 25, 2026 onwards.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

MARCOS MARINHO LUTZ – Chairman

JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

FABIO VENTURELLI

FLÁVIA BUARQUE DE ALMEIDA

FRANCISCO DE SÁ NETO

JOSÉ MAURICIO PEREIRA COELHO

MARCELO FARIA DE LIMA

PETER PAUL LORENÇO ESTERMANN

VÂNIA MARIA LIMA NEVES

DENIZE SAMPAIO BICUDO – Secretary

87

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

São Paulo, November 11, 2026 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 1,085,087,153, equivalent to R$ 1.00 per common share, to be paid from December 03, 2026, onwards, without remuneration or monetary adjustment. The Company notes that, pursuant to the provisions of Law No. 15,270/25, the amounts payable to shareholders may be subject to taxation, including withholding income tax, as applicable.

The record date that establishes the right to receive the dividend will be November 23, 2026, in Brazil, and November 25, 2026, in the United States. Therefore, the shares will be traded "ex-dividend" from November 24, 2026, onwards on the São Paulo Stock Exchange (B3), and from November 25, 2026, onwards on the New York Stock Exchange (NYSE).

The amount of dividends per share and per ADS may change until the record dates mentioned above, as a result of any repurchases under the Company’s ongoing share buyback program, which may impact the number of treasury shares held by the Company.  In such event, the Company will disclose a new Notice to Shareholders with the final amounts per share and per ADS.

Alexandre Mendes Palhares

Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

88

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer